# Tootsie Roll Industries, Inc.


Tootsie Roll
Tootsie Roll
Tootsie Roll
Tootsie Roll
ASSORTED CHARMS
DOTS
Tootsie Roll
Sugar Babies
Junior Mints
Child's Play
Funtastic Tootsie Roll Favorites
Charleston Chew
Vanilla
Junior Caramels
Tootsie Roll
Original
Dubble Bubble
Cella's
Andes
Nik-L-Nip

# Annual Report 2011

# Corporate Profile

Tootsie Roll Industries, Inc. has been engaged in the manufacture and sale of confectionery products for 115 years. Our products are primarily sold under the familiar brand names: Tootsie Roll, Tootsie Roll Pops, Caramel Apple Pops, Child's Play, Charms, Blow Pop, Blue Razz, Cella's chocolate covered cherries, Tootsie Dots, Tootsie Crows, Junior Mints, Junior Caramels, Charleston Chew, Sugar Daddy, Sugar Babies, Andes, Fluffy Stuff cotton candy, Dubble Bubble, Razzles, Cry Baby, Nik-L-Nip and El Bubble.



Melvin J. Gordon, Chairman and Chief Executive Officer and Ellen R. Gordon, President and Chief Operating Officer.

# Corporate Principles

We believe that the differences among companies are attributable to the caliber of their people, and therefore we strive to attract and retain superior people for each job.

We believe that an open family atmosphere at work combined with professional management fosters cooperation and enables each individual to maximize his or her contribution to the Company and realize the corresponding rewards.

We do not jeopardize long-term growth for immediate, short-term results.

We maintain a conservative financial posture in the deployment and management of our assets.

We run a trim operation and continually strive to eliminate waste, minimize cost and implement performance improvements.

We invest in the latest and most productive equipment to deliver the best quality product to our customers at the lowest cost.

We seek to outsource functions where appropriate and to vertically integrate operations where it is financially advantageous to do so.

We view our well known brands as prized assets to be aggressively advertised and promoted to each new generation of consumers.

We conduct business with the highest ethical standards and integrity which are codified in the Company's "Code of Business Conduct and Ethics."

# To Our Shareholders

Net product sales in 2011 were a record $528 million, surpassing the previous record of $517 million set in 2010. The Company had another strong Halloween selling season and sales gains were achieved across many of our core brands. Sales benefited from successful promotional programs, new distribution and selected price increases.

Net earnings in 2011 were $44 million compared to $53 million in 2010. The decline in net earnings is primarily due to significantly higher raw material and packaging costs in 2011. While we endeavor to maintain the Company's profitability by adjusting prices in response to rising costs, we are mindful of the competitive value positioning of our products in the market place. We also remain true to the principles enumerated on the facing page, which have guided the Company for many years.

We focus in particular on the principles of taking a long-term perspective, reinvesting in our operations and our brands and maintaining a conservative financial posture. We believe that these principles have served the Company and its shareholders well over the years and we remain committed to them.

# Financial Highlights

| | December 31, 2011 | 2010 |
|---|---|---|
| | (in thousands except per share data) | |
| Net Product Sales | $528,369 | $517,149 |
| Net Earnings | 43,938 | 53,063 |
| Working Capital | 153,846 | 176,662 |
| Net Property, Plant and Equipment | 212,162 | 215,492 |
| Shareholders' Equity | 665,935 | 667,408 |
| Average Shares Outstanding* | 57,892 | 58,685 |
| Per Share Items* | | |
| Net Earnings | $0.76 | $0.90 |
| Cash Dividends Paid | .32 | .32 |

*Adjusted for stock dividends.

Highlights in 2011 include:

- $16 million was invested in capital expenditures for property, plant and equipment.
- Cash dividends were paid for the sixty-ninth consecutive year.
- Our forty-seventh consecutive annual 3% stock dividend was distributed.
- 708,235 shares of our common stock were repurchased in the open market for an aggregate price of $18 million.
- The above actions were taken entirely with internally generated funds, and the Company remains essentially debt free.

As of December 31, 2011, the Company had $186 million in cash and investments. These financial resources enable us to continue distributing cash dividends to our shareholders, repurchasing our stock on the open market and reinvesting in operating assets and in our brands, including new products. We are also prepared to consider and respond to appropriate business acquisition opportunities as they may arise.

## Sales and Marketing

Consumers have many tempting choices in the candy aisle and retailers are highly selective as to the products they stock. We have found that consumers respond well to the many high quality/high value brands in our portfolio. Additionally, the high percentage of sell-throughs and attractive margins of our items are appealing to the trade. This was evident once again in 2011. We used carefully targeted promotional initiatives to help move our products into distribution and to subsequently move them off the retail shelf. Our diverse portfolio of highly recognizable brands remains popular across all channels of trade.

Our broad range of offerings includes something for virtually every major consumer demographic, which we continue to refine and evolve to meet changing consumer preferences and the demands of the trade in today's fluctuating market place. We remain vigilant in keeping our products contemporary even as they retain their iconic character.

Halloween is a major selling season in our primary market, the United States, for a number of product categories including candy. It is a magical time of fun, family togetherness, gatherings and parties, evoking feelings of excitement and nostalgia. Our sales in the third quarter are centered on this popular holiday and are nearly double those of any other quarter during the year.

In 2011, we posted strong Halloween sales in the grocery, mass merchandiser, warehouse club, dollar store and drug store classes of trade. Our line of packaged goods, including straight goods as well as large bags of

Child's Play and other mixed assortments, are offered in a number of merchandising presentations and are especially popular during this season. Other traditional merchandising presentations such as shippers, pallet packs and display ready cases contributed to Halloween sales.

Outside of Halloween, we continued our position of leadership in the theater box category. This category is no longer limited to the "big screen" venue and has developed into a major format for everyday candy purchases. Two new offerings in this important category were added to our line in 2011.

Blow Pop Minis, bite-sized candy tablets, each with a real Blow Pop bubble gum center, were extended into the theater box format. Popular and portable, this "Blow Pop with no stick!" includes four of the most popular Blow Pop flavors in each box, enveloped in a protective sealed pouch for added freshness. Blow Pop Minis continue to be a sales growth driver.


CHARMS
BLOW POP
Minis

*Blow Pop Minis' New Theater Box*

Another winning addition to our theater box line was Tootsie Roll Raspberry Cremes. These delicious morsels feature a luscious, creamy raspberry center encased in a thin shell of pure dark chocolate. A perfect snacking indulgence for people on the go!


Chocolate Covered
Raspberry Cremes

*Raspberry Cremes*

We also extended our market leadership position in the lollipop category with the introduction of Tear Jerkers Mini Pops. This exciting new addition to our bagged line packs a super sour punch into each pop! The assortment includes six tangy flavors in a laydown bag with eye catching graphics and great consumer appeal. Pucker up!


CHARMS
TEAR JERKERS
MINI POPS!

*Tear Jerker Mini Pops*

As big as we are in the lollipop category, in 2011 we introduced our biggest entry ever in the category–the Giant Sugar Daddy! This novelty item consists of a full pound of luscious caramel on a real wooden stick packaged in the familiar yellow and red Sugar Daddy wrapper and shape. The Giant Sugar Daddy makes a fun gift or an all-day good treat.


Giant 1lb. Size
SUGAR DADDY

*Giant Sugar Daddy*

The Andes line was expanded with a delicious new seasonal offering. Andes Mint Truffles are beautifully packaged in a festive Christmas-themed red box highlighted with gold ornaments and featuring a decorative green foil tree topper. The individually wrapped treats feature a delicious truffle mint center that melts in your mouth. Perfect for holiday gift giving!


Andes
Mint Truffles

*Andes Mint Truffles*

The Dubble Bubble Nostalgic Big Bar was a new addition to the Dubble Bubble line in 2011. The wrapper features nostalgic graphics and is made of foil for lasting freshness. The Big Bar is a foot-long rope of bubble blowing fun.


DUBBLE BUBBLE

*Dubble Bubble Big Bar*

Our popular line of novelty fun banks grew with the addition of two new items in 2011. The Dubble Bubble bank was launched in a patriotic red, white and blue motif and the Tootsie Roll bank took on a nostalgic tone with old-fashioned graphics at a price point that makes it an old-fashioned value. All of our banks feature a slotted lid so when the candy is gone you can begin to save for the next one. Fun you can bank on!


DUBBLE BUBBLE

*Dubble Bubble Patriotic and Tootsie Roll Nostalgic Banks*

## Advertising and Public Relations

Having been described as "elegant in its simplicity" for more than 40 years the Tootsie Pop "How Many Licks?" television ad has presented viewers with both an intriguing challenge and a clear concept of the product and its value proposition to several generations of consumers. In 2011, this ad was showcased in an exhibit at the Chicago Museum of Broadcast Communications.

The iconic ad, featuring the wise old Mr. Owl advising a young boy that indeed three licks was all it took before the inevitable crunch! when he bit his way to the middle of the Tootsie Pop, was culled from over 100,000 spots in the museum's archives and was selected as one of the 100 best commercials over the last six decades.

The ad has led to an inestimable number of experiments and trials, ranging from innovative licking machines built by physics students that counted strokes with scientific precision, to informal personal licking trials communicated to us in many thousands of consumer letters. Despite this massive amount of research, the provocative question posed by the announcer: "How many licks does it take to get to the Tootsie Roll center of a Tootsie Pop?" remains unanswered. So, as the commercial states, "the world may never know."

This message has been extended to social media, and in 2011 the Company continued to bring new users into the Tootsie Roll and Tootsie Pops franchises with a digital media campaign targeting moms with kids. Featuring our own "Mr. Owl" character, banner ads, online video ads, and search ads directed consumers to the brands' Facebook pages. There, consumers could send Halloween e-cards featuring our brands, play customized games and share photos and stories with their Facebook friends.

Additionally, several of our products were featured in special interest programs on the History Channel, the Travel Channel and the Food Channel. These programs are quite popular with viewing audiences and are often repeated, generating extensive recurring exposure and interest in the featured brands.

## Purchasing

The markets for the majority of the Company's key ingredients, including corn syrup, edible oils, gum base, cocoa powder and sugar, rose sharply to record or near record levels in 2011. Likewise, the cost of many of our principle packaging materials, including corrugated, film and wax paper, increased over 2010. These input cost increases were well in excess of the price increases we implemented in 2011.

Competitive bidding, selective hedging and forward purchasing as well as leveraging our high volume of purchases are some of the means we use to manage costs to the greatest extent possible in an upward commodity and packaging materials price environment.

## Operations and Supply Chain

We continue to invest capital and resources in projects that support evolving customer/consumer preferences and distribution patterns, promote growing product lines, improve quality and maximize efficiency across our operations. It is our goal to be the low cost producer in the categories in which we compete. As technology advances, we are constantly on the lookout for new cost saving process enhancements as they become feasible and financially justified.

We have also made a major commitment to information technology, and in 2011 the final phase of a comprehensive enterprise resource planning system was implemented. Investment in leading edge equipment and technology is one of our key corporate principles and we believe it has resulted in the Company's success and profitability over many years.

## International

Sales in Mexico declined somewhat and operating income also declined, as price increases taken during the year were not sufficient to recover cost increases. Our export sales to the Canadian market decreased due to inventory reductions by a distributor. Export sales to other countries were lower in 2011, though we continue to believe that the broad assortment of well-known brands that we offer will, over the long run, appeal to consumers in a variety of foreign markets and venues. Accordingly, we continue to actively cultivate these opportunities in over 40 foreign countries.

## In Appreciation

We wish to express our appreciation to our many loyal employees, customers, suppliers, sales brokers and distributors throughout the world for their support during the past year. We also thank our fellow shareholders for their support in today's challenging business environment. We remain committed to the pursuit of excellence in every aspect of our business in order to ensure the Company's success both in the near term and far into the future.

Melvin J. Gordon
Chairman of the Board and
Chief Executive Officer

Ellen R. Gordon
President and
Chief Operating Officer

# Management's Discussion and Analysis of Financial Condition and Results of Operations

(in thousands except per share, percentage and ratio figures)

## FINANCIAL REVIEW

This financial review discusses the Company's financial condition, results of operations, liquidity and capital resources, significant accounting policies and estimates, new accounting pronouncements, market risks and other matters. It should be read in conjunction with the Consolidated Financial Statements and related footnotes that follow this discussion.

## FINANCIAL CONDITION

The Company's overall financial position remains very strong as a result of its 2011 net product sales, net earnings and related cash flows provided by operating activities.

During 2011, the Company's net product sales increased from $517,149 in 2010 to $528,369 in 2011, an increase of $11,220 or 2.2%. Cash flows from operating activities totaled $50,390 in 2011 compared to $82,805 in 2010. The Company used its 2011 cash flows to pay cash dividends of $18,407, purchase and retire $18,190 of its outstanding shares, and make capital expenditures of $16,351.

The Company's net working capital was $153,846 at December 31, 2011 compared to $176,662 at December 31, 2010 reflecting a $37,364 decrease in cash and cash equivalents. As of December 31, 2011, the Company's aggregate cash, cash equivalents and investments, including all long-term investments in marketable securities, was $185,668 compared to $188,433 at December 31, 2010, a decrease of $2,765. The aforementioned includes $41,768 and $38,504 in trading securities as of December 31, 2011 and 2010, respectively. The Company invests in trading securities to provide an economic hedge for its deferred compensation liabilities, as further discussed herein and in Note 7 to the Consolidated Financial Statements.

Shareholders' equity decreased from $667,408 at December 31, 2010 to $665,935 as of December 31, 2011, principally reflecting 2011 net earnings of $43,938, less cash dividends and share repurchases of $18,407 and $18,190, respectively, and $8,740 of other comprehensive loss which is summarized in Note 12 to the Consolidated Financial Statements.

The Company has a relatively straight-forward financial structure and has historically maintained a conservative financial position. Except for an immaterial amount of operating leases, the Company has no special financing arrangements or "off-balance sheet" special purpose entities. Cash flows from operations plus maturities of short-term investments are expected to be adequate to meet the Company's overall financing needs, including capital expenditures, in 2012. Periodically, the Company considers possible acquisitions, and if the Company were to pursue and complete such an acquisition, that could result in bank borrowings or other financing.

### Results of Operations

### 2011 vs. 2010

Net product sales were $528,369 in 2011 compared to $517,149 in 2010, an increase of $11,220 or 2.2%. This increase principally reflects sales price increases during 2011 which were required to recover some of our rising input costs as discussed below. Although price increases were made throughout 2011, most became effective during mid-fourth quarter 2011 after the Company's large pre-Halloween selling season, and therefore, a substantial portion of the benefits of such price increases will be realized in 2012.

Product cost of goods sold were $365,225 in 2011 compared to $349,334 in 2010, an increase of $15,891 or 4.5%. Product cost of goods sold includes $44 and $770 in certain deferred compensation expenses in 2011 and 2010, respectively. These deferred compensation expenses principally result from changes in the market value of investments and investment income from trading securities relating to compensation deferred in previous years and are not reflective of current operating results. Adjusting for the aforementioned, product cost of goods sold increased from $348,564 in 2010 to $365,181 in 2011, an increase of $16,617 or 4.8%. As a percent of net product sales, these adjusted costs increased from 67.4% in 2010 to 69.1% in 2011, an increase of 1.7% as a percent of net product sales. The Company was adversely affected by significantly higher input costs, including approximately $17,300 and $2,800 of unit cost increases in ingredients and packaging materials, respectively, in 2011 compared to 2010. The Company generally experienced significant cost increases in sugar, corn syrup, cocoa, edible oils, dairy and gum base inputs resulting in higher cost of goods sold as a percentage of sales.

Selling, marketing and administrative expenses were $108,276 in 2011 compared to $106,316 in 2010, an increase of $1,960 or 1.8%. Selling, marketing and administrative expenses reflect a $15 decrease and $2,594 increase in certain deferred compensation expenses in 2011 and 2010, respectively. These deferred compensation expenses principally result from changes in the market value of investments and investment income from trading securities relating to compensation deferred in previous years and are not reflective of current operating results. Adjusting for the aforementioned, selling, marketing and administrative expenses increased from $103,722 in 2010 to $108,291 in 2011, an increase of $4,569 or 4.4%. As a percent of net product sales, these adjusted expenses increased slightly from 20.1% of net product sales in 2010 to 20.5% of net product sales in 2011.

Selling, marketing and administrative expenses include $45,849 and $43,034 of freight, delivery and warehousing expenses in 2011 and 2010, respectively. These expenses increased from 8.3% of net product sales in 2010 to 8.7% of net product sales in 2011, principally reflecting an 8.7% increase in freight and delivery costs for trucking carriers including higher fuel surcharges for diesel fuel.

The Company believes that the carrying values of its trademarks and goodwill have indefinite lives as they are expected to generate cash flows indefinitely. In accordance with current accounting guidance, goodwill and indefinite-lived intangible assets are assessed at least annually for impairment as of December 31 or whenever events or circumstances indicate that the carrying values may not be recoverable from future cash flows. No impairments were recorded in 2011 or 2010.

The fair values of indefinite lived intangible assets are primarily assessed using the present value of estimated future cash flows. Management believes that all assumptions used for the impairment tests are consistent with those utilized by market participants performing similar valuations. The Company's fair value estimates based on these assumptions were used to prepare projected financial information which it believes to be reasonable. Actual future results may differ from those projections and the differences could be material. Holding all other assumptions constant at the test date, a 100 basis point increase in the discount rate or a 100 basis point decrease in the royalty rate would reduce the fair value of certain trademarks by approximately 16% and 11%, respectively. Individually, a 100 basis point increase in the discount rate would indicate a potential impairment of approximately $2,000 as of December 31, 2011; however, if the royalty rate were decreased by 100 basis points no potential impairment would be indicated as of December 31, 2011.

Earnings from operations were $57,966 in 2011 compared to $64,710 in 2010, a decrease of $6,744. Earnings from operations includes $29 and $3,364 in certain deferred compensation expenses in 2011 and 2010, respectively. As discussed above, these deferred compensation expenses relate to changes in deferred compensation liabilities resulting from corresponding changes in the market value of trading securities and related investment income that hedge these liabilities. Adjusting for these deferred compensation expenses, operating earnings were $57,995 and $68,074 in 2011 and 2010, respectively, a decrease of $10,079 or 14.8%. This decrease in earnings from operations principally reflects significantly higher ingredient costs and resulting lower gross profit margins, as well as higher freight and delivery expenses as discussed above.

Management believes the comparisons presented in the preceding paragraphs after adjusting for changes in deferred compensation are more reflective of the underlying operations of the Company.

Other income (expense), net was $2,946 in 2011 compared to $8,358 in 2010, a decrease of $5,412. This decrease principally reflects a $3,335 decrease in net gains and related investment income on trading securities of $29 and $3,364 in 2011 and 2010 which is discussed above. These trading securities were substantially offset by a like amount of expense in aggregate product cost of goods sold and selling, marketing, and administrative expenses in the respective years as discussed above. Foreign exchange gains in 2011 decreased $1,992 which includes a decrease in net realized gains on foreign currency hedging. Other income (expense), net also includes the operating losses of $194 and $342 for 2011 and 2010, respectively, relating to the Company's equity method investment in two 50% owned foreign companies.

As of December 31, 2011 and 2010, the Company's long-term investments include $7,453 and $6,775 ($13,550 original cost), respectively, of Jefferson County Alabama Sewer Revenue Refunding Warrants, originally purchased with an insurance-backed AAA rating. This is an auction rate security (ARS) that is classified as an available for sale security. Representatives of Jefferson County and the bond holders were unable to reach a settlement agreement, and therefore the County filed for bankruptcy in 2011. Due to adverse events related to Jefferson County and its bond insurance carrier, Financial Guaranty Insurance Company (FGIC), as well as events in the credit markets, the auctions for this ARS failed in 2008 through 2011 (and subsequent to December 31, 2011). As such, the Company estimated the fair value of this ARS as of December 31, 2011 and 2010 utilizing a valuation model with Level 3 inputs, as defined by guidance and discussed in Note 10 to the Consolidated Financial Statements. This valuation model considered, among others items, recent third-party trading and sales prices, the credit risk of the municipality and collateral underlying the ARS, the credit risk of the bond insurer, interest rates, and the amount and timing of expected future cash flows including assumptions about the market expectation of the next successful auction or a restructured security that is likely to be issued as a result of the municipality's bankruptcy.

During the fourth quarter of 2008, the Company determined that the market decline in fair value of its Jefferson County ARS became other-than-temporarily impaired, as defined, and recorded a pre-tax impairment of $5,140. During 2011 and 2010, the Company further evaluated this investment and concluded that additional increases and (declines) in the market value were temporary because it was not related to further credit impairment and recorded $678 and $(935), respectively, as adjustments to accumulated other comprehensive gain (loss). The Company has classified this ARS as non-current and has included it in long-term investments on the Consolidated Statements of Financial Position at December 31, 2011 and 2010 because the Company believes that the current financial conditions, including bankruptcy filing, of Jefferson County and the stressed financial condition of FGIC, as well as the conditions in the auction rate securities market, may take more than twelve months to resolve. Future evaluations of the fair value of this ARS could also result in additional other-than-temporary classification of declines in market value, and therefore result in additional charges to earnings. The Company continues to receive all contractual interest payments on this ARS on a timely basis, it is insured by FGIC and the Company has the intent and ability to hold this ARS until recovery of its amortized cost basis. The Company is not currently able to predict the outcome of this bankruptcy, or the amount and timing of net proceeds it may ultimately recover.

The consolidated effective tax rate was 27.9% and 27.4% in 2011 and 2010, respectively. At December 31, 2011, the Company has approximately $66,740 of foreign subsidiary tax loss carry-forwards expiring in future years 2014 through 2031. The Company has concluded that it is more-likely-than-not that it would realize the deferred tax assets relating to such tax operating loss carry-forwards because it is expected that sufficient levels of taxable income will be generated during the carry-forward periods.

Net earnings were $43,938 in 2011 compared to $53,063 in 2010, and earnings per share were $.76 and $.90 in 2011 and 2010, respectively, a decrease of $.14 or 15.6%. Earnings per share benefited from the reduction in average shares outstanding resulting from purchases of the Company's common stock (the "Common Stock") in the open market by the Company. Average shares outstanding decreased from 58,685 in 2010 to 57,892 in 2011.

### 2010 vs. 2009

Net product sales were $517,149 in 2010 compared to $495,592 in 2009, an increase of $21,557 or 4.3%. This increase principally reflects organic growth in volume, including product line extensions.

Product cost of goods sold were $349,334 in 2010 compared to $319,775 in 2009, an increase of $29,559 or 9.2%. Product cost of goods sold reflects a $228 decrease in certain deferred compensation expenses in 2010 compared to 2009. This decrease principally results from changes in the market value of investments in trading securities relating to compensation deferred in previous years and is not reflective of current operating results. Adjusting for the aforementioned, product cost of goods sold as a percentage of net product sales increased from 64.3% in 2009 to 67.4% in 2010, an increase of 3.1% as a percent of net product sales. The Company was adversely affected by significantly higher input costs, including approximately $16,600 of ingredient unit cost increases in 2010 compared to 2009. However, packaging material unit costs favorably decreased by approximately $800 in 2010. The Company generally experienced significant cost increases in sugar, cocoa, edible oils and dairy inputs, however, the Company experienced favorable declines in corn syrup.

Selling, marketing and administrative expenses were $106,316 in 2010 compared to $103,755 in 2009, an increase of $2,561 or 2.5%. Selling, marketing and administrative expenses reflect a $932 decrease in certain deferred compensation expense in 2010 compared to 2009. This decrease reflects changes in the market value of investments in trading securities and related investment income relating to compensation deferred in previous years and is not reflective of current operating results. Adjusting for the aforementioned, selling, marketing and administrative expenses increased from $100,230 in 2009 to $103,722 in 2010, an increase of $3,492 or 3.5%. As a percent of net product sales, these expenses decreased slightly from 20.2% of net product sales in 2009 to 20.1% of net product sales in 2010.

Selling, marketing and administrative expenses include $43,034 and $38,628 of freight, delivery and warehousing expenses in 2010 and 2009, respectively. These expenses increased from

7.8% of net product sales in 2009 to 8.3% of net product sales in 2010, primarily due to increases in warehousing expenses and an 11.3% increase in freight and delivery costs for trucking carriers including higher surcharges for diesel fuel.

Earnings from operations were $64,710 in 2010 compared to $60,949 in 2009, a decrease of $3,761. Earnings from operations reflect a $3,364 increase in certain deferred compensation expenses in 2010 compared to a $4,524 increase in 2009. As discussed above, these deferred compensation expenses relate to changes in deferred compensation liabilities resulting from corresponding changes in the market value of trading securities and related investment income that hedge these liabilities. Adjusting for these changes in deferred compensation, and excluding the non-recurring $14,000 non-cash impairment charge in 2009 relating to trademarks, operating earnings were $68,074 and $79,473 in 2010 and 2009, respectively, a decrease of $11,399 or 14.3%. This decrease in earnings from operations principally reflects significantly higher ingredient costs and resulting lower gross profit margins, as well as higher freight and delivery expenses as discussed above.

Management believes the comparisons presented in the preceding paragraphs after adjusting for changes in deferred compensation are more reflective of the underlying operations of the Company.

Other income (expense), net was $8,358 in 2010 compared to $2,100 in 2009, an increase of $6,258. This increase principally reflects a pre-tax impairment charge of $4,400 in 2009 to write down to market value the Company's equity method investment combined with a $3,139 increase in foreign exchange gains in 2010. The increase in foreign exchange gains consists primarily of net realized gains on foreign currency hedging. Other income (expense), net also includes gains on trading securities and related investment income of $3,364 and $4,524 in 2010 and 2009, respectively. These trading securities gains principally reflect market appreciation in the equity markets and related investment income in the respective years and were substantially offset by a like amount of expense in aggregate product cost of goods sold and selling, marketing, and administrative expenses in the respective years as discussed above. Other income (expense), net also includes the operating losses of $342 and $233 for 2010 and 2009, respectively, relating to the Company's equity method investment in two 50% owned foreign companies.

As of December 31, 2010 and 2009, the Company's long-term investments include $6,775 and $7,710 ($13,550 original cost), respectively, of Jefferson County Alabama Sewer Revenue Refunding Warrants. The Company estimated the fair value of this ARS as of December 31, 2010 and 2009 utilizing a valuation model with Level 3 inputs, as defined by guidance. During 2010 and 2009, the Company recorded $935 and $700, respectively, as a charge to accumulated other comprehensive loss.

The consolidated effective tax rate was 27.4% and 15.7% in 2010 and 2009, respectively. The increase in the effective income tax rate from the prior year reflects the release of Canadian income tax valuation allowances during 2009. Prior to fourth quarter 2009, Canadian income tax valuation allowances were recorded against Canadian deferred tax assets as a result of losses generated in 2009 and prior years. Because management determined that the Canadian net operating loss (NOL) carry-forward benefits were more-likely-than-not realizable as of December 31, 2009, the Company reversed approximately $10,700 of valuation allowances as a credit to income tax expense as of December 31, 2009.

Net earnings were $53,063 in 2010 compared to $53,157 in 2009, and earnings per share were $.90 and $.89 in 2010 and 2009, respectively, an increase of $.01 or 1%. Earnings per share benefited from the reduction in average shares outstanding resulting from Common Stock purchases in the open market by the Company. Average shares outstanding decreased from 59,425 in 2009 to 58,685 in 2010.

## LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities were $50,390, $82,805 and $76,994 in 2011, 2010 and 2009, respectively. The $32,415 decrease in cash flows from operating activities from 2010 to 2011 primarily reflects the 2011 decrease in net earnings, increased accounts receivables and inventories, and by decreases in income taxes payable and deferred.

During 2008 the Company contributed $16,050 to a VEBA trust to fund the estimated future costs of certain employee health, welfare and other benefits. The Company used the funds, as well as investment income in this VEBA trust, to pay the actual cost of such benefits during 2010, 2011 and will continue to do so through 2012. At December 31, 2011, the VEBA trust held $6,424 of aggregate cash, cash equivalents and investments; this asset value is included in prepaid expenses in the Company's current and other long-term assets.

Cash flows from investing activities reflect capital expenditures of $16,351, $12,813, and $20,831 in 2011, 2010 and 2009, respectively, including $3,025 related to the 2011 purchase of warehouse space and land planned for future use. The 2011, 2010 and 2009 capital additions include $727, $1,682 and $2,326, respectively, relating to computer systems and related implementation.

The Company had no bank borrowing or repayments in 2009, 2010, or 2011, and had no outstanding bank borrowings as of December 31, 2010 or 2011.

Financing activities include Common Stock purchases and retirements of $18,190, $22,881, and $20,723 in 2011, 2010 and 2009, respectively. Cash dividends of $18,407, $18,130, and $17,825 were paid in 2011, 2010 and 2009, respectively. The increase in cash dividends each year reflects the annual 3% stock dividend issued in each of these years less the effects of Common Stock purchases and retirements.

## SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

Preparation of the Company's financial statements involves judgments and estimates due to uncertainties affecting the application of accounting policies, and the likelihood that different amounts would be reported under different conditions or using different assumptions. The Company bases its estimates on historical experience and other assumptions, as discussed herein, that it believes are reasonable. If actual amounts are ultimately different from previous estimates, the revisions are included in the Company's results of operations for the period in which the actual amounts become known. The Company's significant accounting policies are discussed in Note 1 to the Consolidated Financial Statements.

Following is a summary and discussion of the more significant accounting policies which management believes to have a significant impact on the Company's operating results, financial position, cash flows and footnote disclosure.

### *Revenue recognition*

Revenue, net of applicable provisions for discounts, returns, allowances and certain advertising and promotional costs, is recognized when products are delivered to customers based on a customer purchase order, and collectability is reasonably assured. The accounting for promotional costs is discussed under "Customer incentive programs, advertising and marketing" below.

Provisions for bad debts are recorded as selling, marketing and administrative expenses. Write-offs of bad debts did not exceed 0.1% of net product sales in each of 2011, 2010 and 2009, and accordingly, have not been significant to the Company's financial position or results of operations.

### *Intangible assets*

The Company's intangible assets consist primarily of acquired trademarks and goodwill. In accordance with accounting guidance, goodwill and other indefinite-lived assets are not amortized, but are instead subjected to annual testing for impairment unless certain triggering events or circumstances are noted. The Company performs its annual impairment testing as of December 31. The Company may utilize third-party professional valuation firms to assist in the determination of valuation of certain intangibles.

The impairment test is performed by comparing the carrying value of the asset with its estimated fair value, which is calculated using estimates, including discounted projected future cash flows. If the carrying value exceeds the fair value, the second step of the process is necessary. The second step measures the difference between the carrying value and implied fair value of goodwill. These projected future cash flows are dependent on a number of factors including the execution of business plans, achievement of projected sales, including but not limited to future price increases, projected operating margins, and projected capital expenditures. Such operating results are also dependent upon future ingredient and packaging material costs, exchange rates for products manufactured or sold in foreign countries, operational efficiencies, cost savings initiatives, and competitive factors. Although the majority of the Company's trademarks relate to well established brands with a long history of consumer acceptance, projected cash flows are inherently uncertain. A change in the assumptions underlying the impairment analysis, including but not limited to a reduction in projected cash flows, the use of a different discount rate to discount future cash flows or a different royalty rate applied to the Company's trademarks, could cause impairment in the future.

### *Customer incentive programs, advertising and marketing*

Advertising and marketing costs are recorded in the period to which such costs relate. The Company does not defer the recognition of any amounts on its consolidated balance sheet with respect to such costs. Customer incentives and other promotional costs are recorded at the time of sale based upon incentive program terms and historical utilization statistics, which are generally consistent from year to year.

The liabilities associated with these programs are reviewed quarterly and adjusted if utilization rates differ from management's original estimates. Such adjustments have not historically been material to the Company's operating results.

*Split dollar officer life insurance*

The Company provides split dollar life insurance benefits to certain executive officers and records an asset principally equal to the cumulative premiums paid. The Company will fully recover these premiums in future years under the terms of the plan. The Company retains a collateral assignment of the cash surrender values and policy death benefits payable to insure recovery of these premiums.

*Valuation of long-lived assets*

Long-lived assets, primarily property, plant and equipment are reviewed for impairment as events or changes in business circumstances occur indicating that the carrying value of the asset may not be recoverable. The estimated cash flows produced by assets or asset groups, are compared to the asset carrying value to determine whether impairment exists. Such estimates involve considerable management judgment and are based upon assumptions about expected future operating performance. As a result, actual cash flows could differ from management's estimates due to changes in business conditions, operating performance, and economic and competitive conditions.

*Income taxes*

Deferred income taxes are recognized for future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. The Company records valuation allowances in situations where the realization of deferred tax assets, including those relating to net operating tax losses, is not more-likely-than-not; and the Company adjusts and releases such valuation allowances when realization becomes more-likely-than-not as defined by accounting guidance. The Company periodically reviews assumptions and estimates of the Company's probable tax obligations and effects on its liability for uncertain tax positions, using informed judgment which may include the use of third-party consultants, advisors and legal counsel, and historical experience.

*Valuation of investments*

Investments, primarily municipal bonds, mutual funds and equity method investments are reviewed for impairment at each reporting period by comparing the carrying value or amortized cost to the fair market value. The Company may utilize third-party professional valuation firms as necessary to assist in the determination of the value of investments using a valuation model with Level 3 inputs as defined. In the event that an investment security's fair value is below carrying value or amortized cost, the Company will record an other-than-temporary impairment or a temporary impairment based on accounting guidance.

*Other matters*

In the opinion of management, other than contracts for foreign currency forwards and raw materials, including currency and commodity hedges and outstanding purchase orders for packaging, ingredients, supplies, and operational services, all entered into in the ordinary course of business, the Company does not have any significant contractual obligations or future commitments. The Company's outstanding contractual commitments as of December 31, 2011, all of which are generally normal and recurring in nature, are summarized in the chart on page 13.

## RECENT ACCOUNTING PRONOUNCEMENTS

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS)." ASU 2011-04 represents converged guidance between U.S. GAAP and IFRS resulting in common requirements for measuring fair value and for disclosing information about fair value measurements. This new guidance will be effective for fiscal years beginning after December 15, 2011 and subsequent interim periods. The Company is currently assessing the impact, if any, on the consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, "Presentation of Comprehensive Income." ASU 2011-05 requires us to present components of other comprehensive income and of net income in one continuous statement of comprehensive income or in two separate, but consecutive, statements. The option to report other comprehensive income within the statement of equity has been removed. This new presentation of comprehensive income will be effective for fiscal years beginning after December 15, 2011 and subsequent interim periods.

In September 2011, the FASB issued ASU 2011-08, "Testing Goodwill for Impairment". The revised standard is intended to simplify how entities test goodwill for impairment. Under certain circumstances, a two-step impairment test may be unnecessary. The revised standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company currently believes there will be no impact on its consolidated financial statements.

In September 2011, FASB issued ASU 2011-09, "Compensation-Retirement Benefits-Multiemployer

Plans" which amends the guidance in ASC 715-80. The amendments in ASU 2011-09 provide additional disclosure requirements for entities which participate in multi-employer pension plans. The purpose of the new disclosures is to provide financial statement users with information about an employer's level of participation in and the financial health of significant plans. The new disclosures are effective for annual periods ending after December 15, 2011. There will be no impact on the Company's consolidated financial statements as the changes relate only to additional disclosures.

## MARKET RISKS

The Company is exposed to market risks related to commodity prices, interest rates, investments in marketable securities, equity price and foreign exchange.

The Company's ability to forecast the direction and scope of changes to its major input costs is impacted by significant volatility in crude oil, sugar, corn, soybean and edible oils, cocoa and dairy products markets. The prices of these commodities are influenced by changes in global demand, changes in weather and crop yields, changes in governments' farm policies, including mandates for ethanol and bio-fuels, and environmental matters, including global warming, and fluctuations in the U.S. dollar relative to dollar-denominated commodities in world markets. The Company believes that its competitors face the same or similar challenges.

In order to address the impact of rising input and other costs, the Company periodically reviews each item in its product portfolio to ascertain if price increases, weight declines (indirect price increases) or other actions should be taken. These reviews include an evaluation of the risk factors relating to market place acceptance of such changes and their potential effect on future sales volumes. In addition, the estimated cost of packaging modifications associated with weight changes is evaluated. The Company also maintains ongoing cost reduction and productivity improvement programs under which cost savings initiatives are encouraged and progress monitored. The Company is not able to accurately predict the outcome of these cost savings initiatives and their effects on its future results.

### *Commodity future and foreign currency forward contracts*

Commodity price risks relate to ingredients, primarily sugar, cocoa, chocolate, corn syrup, dextrose, soybean and edible oils, milk, whey and gum base ingredients. The Company believes its competitors face similar risks, and the industry has historically adjusted prices to compensate for adverse fluctuations in commodity costs. The Company, as well as competitors in the confectionery industry, have taken actions, including price increases and selective product weight declines (indirect price increases) to mitigate rising input costs for ingredients, energy, freight and delivery. Although management seeks to substantially recover cost increases over the long-term, there is risk that price increases and weight declines cannot be fully passed on to customers and, to the extent they are passed on, they could adversely affect customer and consumer acceptance and resulting sales volume.

The Company utilizes commodity futures contracts and commodity options contracts as well as annual supply agreements to hedge and plan for anticipated purchases of certain ingredients, including sugar, in order to mitigate commodity cost fluctuation. The Company also may purchase forward foreign exchange contracts to hedge its costs of manufacturing certain products in Canada for sale and distribution in the United States, and periodically does so for purchases of equipment or raw materials from foreign suppliers. Such commodity futures, commodity options and currency forward contracts are cash flow hedges and are effective as hedges as defined by accounting guidance. The unrealized gains and losses on such contracts are deferred as a component of accumulated other comprehensive loss and are recognized as a component of product cost of goods sold when the related inventory is sold.

The potential change in fair value of commodity and foreign currency derivative instruments held by the Company at December 31, 2011, assuming a 10% change in the underlying contract price, was $1,761. The analysis only includes commodity and foreign currency derivative instruments and, therefore, does not consider the offsetting effect of changes in the price of the underlying commodity or foreign currency. This amount is not significant compared with the net earnings and shareholders' equity of the Company.

### *Interest rates*

Interest rate risks primarily relate to the Company's investments in tax exempt marketable securities, including ARS, with maturities or auction dates of generally up to three years.

The majority of the Company's investments, which are classified as available for sale, have historically been held until they mature, which limits the Company's exposure to interest rate fluctuations. The accompanying chart summarizes the maturities of the Company's investments in debt securities at December 31, 2011.

| | |
|---|---|
| Less than 1 year | $10,854 |
| 1 – 2 years | 17,753 |
| 2 – 3 years | 29,133 |
| Over 3 years | 7,504 |
| Total | $65,244 |

The Company's outstanding debt at December 31, 2011 and 2010 was $7,500 in an industrial revenue bond in which interest rates reset each week based on the current market rate. Therefore, the Company does not believe that it has significant interest rate risk with respect to its interest bearing debt.

*Investment in marketable securities*

As stated above, the Company invests primarily in tax exempt marketable securities, including ARS, with maturities or auction dates generally up to three years. The Company utilizes professional money managers and maintains investment policy guidelines which emphasize quality and liquidity in order to minimize the potential loss exposures that could result in the event of a default or other adverse event, including failed auctions.

However, given events in the municipal bond and ARS markets, including failed auctions, the Company continues to monitor these investments and markets, as well as its investment policies. Nonetheless, the financial markets have been experiencing unprecedented events in recent years, and future outcomes are less predictable than in the past.

*Equity price*

Equity price risk relates to the Company's investments in mutual funds which are principally used to fund and hedge the Company's deferred compensation liabilities. At December 31, 2011, the Company has investments in mutual funds, classified as trading securities, of $41,768. Any change in the fair value of these trading securities is completely offset by a corresponding change in the respective hedged deferred compensation liability.

*Foreign currency*

Foreign currency risk principally relates to the Company's foreign operations in Canada and Mexico, as well as periodic purchase commitments of machinery and equipment from foreign sources.

Certain of the Company's Canadian manufacturing costs, including local payroll and plant operations, and a portion of its packaging and ingredients are sourced in Canadian dollars. The Company may purchase Canadian forward contracts to receive Canadian dollars at a specified date in the future and uses its Canadian dollar collections on Canadian sales as a partial hedge of its overall Canadian manufacturing obligations sourced in Canadian dollars. The Company also periodically purchases and holds Canadian dollars to facilitate the risk management of these currency changes.

From time to time, the Company may use foreign exchange forward contracts and derivative instruments to mitigate its exposure to foreign exchange risks, as well as those related to firm commitments to purchase equipment from foreign vendors. As of December 31, 2011, the Company held foreign exchange forward contracts with a fair value of $205.

## RISK FACTORS

The Company's operations and financial results are subject to a number of risks and uncertainties that could adversely affect the Company's operating results and financial condition. Significant risk factors, without limitations that could impact the Company, are the following: (i) significant competitive activity, including advertising, promotional and price competition, and changes in consumer demand for the Company's products; (ii) fluctuations in the cost and availability of commodities and ingredients, and packaging materials, and the ability to recover cost increases through product sales price increases; (iii) inherent risks in the marketplace, including uncertainties about trade and consumer acceptance of price increases and seasonal events such as Halloween; (iv) the effect of acquisitions on the Company's results of operations and financial condition; (v) the effect of changes in foreign currencies on the Company's foreign subsidiaries operating results, and the effect of the fluctuation of the Canadian dollar on products manufactured in Canada and marketed and sold in the United States in U.S. dollars; (vi) the Company's reliance on third party vendors for various goods and services, including commodities used for ingredients that are primarily grown or sourced from foreign locations; (vii) the Company's ability to successfully implement new production processes and lines, and new computer software systems; (viii) the effect of changes in assumptions, including discount rates, sales growth and profit margins and the capability to pass along higher ingredient and other input costs through price increases, relating to the Company's impairment testing and analysis of its goodwill and trademarks; (ix) changes in the confectionery marketplace including actions taken by major retailers and customers; (x) customer, consumer and competitor response to marketing programs and price and product weight adjustments, and new products; (xi) dependence on significant customers, including the volume and timing of their purchases, and availability of shelf space; (xii) increases in energy costs, including freight and delivery, that cannot be passed along to customers through increased prices due to competitive reasons; (xiii) any significant labor stoppages, strikes or production interruptions; (xiv) changes in governmental laws and regulations including taxes and tariffs; (xv) the adverse effects should the Company either voluntarily or involuntarily recall its product(s) from the marketplace; (xvi) the risk that the market value of Company's investments could decline including being classified as "other-than-temporary" as defined; (xvii) the Company's dependence on its enterprise resource planning computer system to manage its supply chain and customer deliveries, and the risk that the Company's information technology systems fail to perform adequately or the Company is unable to protect such information technology systems against data corruption, cyber-based attacks or network security breaches; and (xviii) the potential effects of current and future macroeconomic conditions and geopolitical events.

*Forward-looking statements*

This discussion and certain other sections contain forward-looking statements that are based largely on the Company's current expectations and are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as "anticipated," "believe," "expect," "intend," "estimate," "project," and other words of similar meaning in connection with a discussion of future operating or financial performance and are subject to certain factors, risks, trends and uncertainties that could cause actual results and achievements to differ materially from those expressed in the forward-looking statements. Such factors, risks, trends and uncertainties which in some instances are beyond the Company's control, include the overall competitive environment in the Company's industry, changes in assumptions and judgments discussed above under the heading "Significant Accounting Policies and Estimates", and factors identified and referred to above under the heading "Risk Factors."

The risk factors identified and referred to above are believed to be significant factors, but not necessarily all of the significant factors that could cause actual results to differ from those expressed in any forward-looking statement. Readers are cautioned not to place undue reliance on such forward-looking statements, which are made only as of the date of this report. The Company undertakes no obligation to update such forward-looking statements.

**Open Contractual Commitments as of December 31, 2011**

| Payable in | Total | Less than 1 Year | 1 to 3 Years | 3 to 5 Years | More than 5 Years |
|---|---|---|---|---|---|
| Commodity hedges | $ 4,557 | $ 4,538 | $ 19 | $ — | $ — |
| Foreign currency hedges | 13,044 | 13,044 | — | — | — |
| Purchase obligations | 10,373 | 10,373 | — | — | — |
| Interest bearing debt | 7,500 | — | — | — | 7,500 |
| Operating leases | 3,926 | 1,047 | 1,836 | 1,043 | — |
| Total | $39,400 | $29,002 | $1,855 | $1,043 | $7,500 |

Note: Commodity hedges and foreign currency hedges reflect the amounts at which the Company will settle the related contracts. The above amounts exclude deferred income tax liabilities of $43,521, liabilities for uncertain tax positions of $8,345, postretirement health care and life insurance benefits of $26,108 and deferred compensation and other liabilities of $48,092 because the timing of payments relating to these items cannot be reasonably determined.

CONSOLIDATED STATEMENTS OF

# *Earnings, Comprehensive Earnings and Retained Earnings*

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

(in thousands except per share data)

| | For the year ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Net product sales | $528,369 | $517,149 | $495,592 |
| Rental and royalty revenue | 4,136 | 4,299 | 3,739 |
| Total revenue | 532,505 | 521,448 | 499,331 |
| Product cost of goods sold | 365,225 | 349,334 | 319,775 |
| Rental and royalty cost | 1,038 | 1,088 | 852 |
| Total costs | 366,263 | 350,422 | 320,627 |
| Product gross margin | 163,144 | 167,815 | 175,817 |
| Rental and royalty gross margin | 3,098 | 3,211 | 2,887 |
| Total gross margin | 166,242 | 171,026 | 178,704 |
| Selling, marketing and administrative expenses | 108,276 | 106,316 | 103,755 |
| Impairment charges | — | — | 14,000 |
| Earnings from operations | 57,966 | 64,710 | 60,949 |
| Other income (expense), net | 2,946 | 8,358 | 2,100 |
| Earnings before income taxes | 60,912 | 73,068 | 63,049 |
| Provision for income taxes | 16,974 | 20,005 | 9,892 |
| Net earnings | $ 43,938 | $ 53,063 | $ 53,157 |
| Net earnings | $ 43,938 | $ 53,063 | $ 53,157 |
| Other comprehensive earnings (loss) | (8,740) | 1,183 | 2,845 |
| Comprehensive earnings | $ 35,198 | $ 54,246 | $ 56,002 |
| Retained earnings at beginning of year | $135,866 | $147,687 | $144,949 |
| Net earnings | 43,938 | 53,063 | 53,157 |
| Cash dividends | (18,360) | (18,078) | (17,790) |
| Stock dividends | (47,175) | (46,806) | (32,629) |
| Retained earnings at end of year | $114,269 | $135,866 | $147,687 |
| Earnings per share | $ 0.76 | $ 0.90 | $ 0.89 |
| Average Common and Class B Common shares outstanding | 57,892 | 58,685 | 59,425 |

(The accompanying notes are an integral part of these statements.)

CONSOLIDATED STATEMENTS OF

# Financial Position

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

(in thousands)

## Assets

| | December 31, 2011 | 2010 |
|---|---|---|
| CURRENT ASSETS: | | |
| Cash and cash equivalents | $ 78,612 | $115,976 |
| Investments | 10,895 | 7,996 |
| Accounts receivable trade, less allowances of $1,731 and $1,531 | 41,895 | 37,394 |
| Other receivables | 3,391 | 9,961 |
| Inventories: | | |
| Finished goods and work-in-process | 42,676 | 35,416 |
| Raw materials and supplies | 29,084 | 21,236 |
| Prepaid expenses | 5,070 | 6,499 |
| Deferred income taxes | 578 | 689 |
| Total current assets | 212,201 | 235,167 |
| PROPERTY, PLANT AND EQUIPMENT, at cost: | | |
| Land | 21,939 | 21,619 |
| Buildings | 107,567 | 102,934 |
| Machinery and equipment | 322,993 | 307,178 |
| Construction in progress | 2,598 | 9,243 |
| | 455,097 | 440,974 |
| Less—Accumulated depreciation | 242,935 | 225,482 |
| Net property, plant and equipment | 212,162 | 215,492 |
| OTHER ASSETS: | | |
| Goodwill | 73,237 | 73,237 |
| Trademarks | 175,024 | 175,024 |
| Investments | 96,161 | 64,461 |
| Split dollar officer life insurance | 74,209 | 74,441 |
| Prepaid expenses | 3,212 | 6,680 |
| Equity method investment | 3,935 | 4,254 |
| Deferred income taxes | 7,715 | 9,203 |
| Total other assets | 433,493 | 407,300 |
| Total assets | $857,856 | $857,959 |

(The accompanying notes are an integral part of these statements.)

(in thousands except per share data)

# *Liabilities and Shareholders' Equity*

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| CURRENT LIABILITIES: | | |
| Accounts payable | $ 10,683 | $ 9,791 |
| Dividends payable | 4,603 | 4,529 |
| Accrued liabilities | 43,069 | 44,185 |
| Total current liabilities | 58,355 | 58,505 |
| NONCURRENT LIABILITES: | | |
| Deferred income taxes | 43,521 | 47,865 |
| Postretirement health care and life insurance benefits | 26,108 | 20,689 |
| Industrial development bonds | 7,500 | 7,500 |
| Liability for uncertain tax positions | 8,345 | 9,835 |
| Deferred compensation and other liabilities | 48,092 | 46,157 |
| Total noncurrent liabilities | 133,566 | 132,046 |
| SHAREHOLDERS' EQUITY: | | |
| Common stock, $.69-4/9 par value— 120,000 shares authorized— 36,479 and 36,057, respectively, issued | 25,333 | 25,040 |
| Class B common stock, $.69-4/9 par value— 40,000 shares authorized— 21,025 and 20,466, respectively, issued | 14,601 | 14,212 |
| Capital in excess of par value | 533,677 | 505,495 |
| Retained earnings, per accompanying statement | 114,269 | 135,866 |
| Accumulated other comprehensive loss | (19,953) | (11,213) |
| Treasury stock (at cost)— 71 shares and 69 shares, respectively | (1,992) | (1,992) |
| Total shareholders' equity | 665,935 | 667,408 |
| Total liabilities and shareholders' equity | $857,856 | $857,959 |

CONSOLIDATED STATEMENTS OF

# *Cash Flows*

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

(in thousands)

| | For the year ended December 31, 2011 | 2010 | 2009 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net earnings | $ 43,938 | $ 53,063 | $ 53,157 |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | | | |
| Depreciation | 19,229 | 18,279 | 17,862 |
| Impairment charges | — | — | 14,000 |
| Impairment of equity method investment | — | — | 4,400 |
| Loss from equity method investment | 194 | 342 | 233 |
| Amortization of marketable security premiums | 1,267 | 522 | 320 |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | (5,448) | 717 | (5,899) |
| Other receivables | 3,963 | (2,373) | (2,088) |
| Inventories | (15,631) | (1,447) | 455 |
| Prepaid expenses and other assets | 5,106 | 4,936 | 5,203 |
| Accounts payable and accrued liabilities | 84 | 2,180 | (2,755) |
| Income taxes payable and deferred | (5,772) | 2,322 | (12,543) |
| Postretirement health care and life insurance benefits | 2,022 | 1,429 | 1,384 |
| Deferred compensation and other liabilities | 2,146 | 2,525 | 2,960 |
| Other | (708) | 310 | 305 |
| Net cash provided by operating activities | 50,390 | 82,805 | 76,994 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Capital expenditures | (16,351) | (12,813) | (20,831) |
| Net purchases of trading securities | (3,234) | (2,902) | (1,713) |
| Purchase of available for sale securities | (39,252) | (9,301) | (11,331) |
| Sale and maturity of available for sale securities | 7,680 | 8,208 | 17,511 |
| Net cash used in investing activities | (51,157) | (16,808) | (16,364) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Shares purchased and retired | (18,190) | (22,881) | (20,723) |
| Dividends paid in cash | (18,407) | (18,130) | (17,825) |
| Net cash used in financing activities | (36,597) | (41,011) | (38,548) |
| Increase (decrease) in cash and cash equivalents | (37,364) | 24,986 | 22,082 |
| Cash and cash equivalents at beginning of year | 115,976 | 90,990 | 68,908 |
| Cash and cash equivalents at end of year | $ 78,612 | $115,976 | $ 90,990 |
| Supplemental cash flow information: | | | |
| Income taxes paid | $ 16,906 | $ 20,586 | $ 22,364 |
| Interest paid | $ 38 | $ 49 | $ 182 |
| Stock dividend issued | $ 47,053 | $ 46,683 | $ 32,538 |

(The accompanying notes are an integral part of these statements.)

# Notes to Consolidated Financial Statements ($ in thousands except per share data)

## NOTE 1—SIGNIFICANT ACCOUNTING POLICIES:

### Basis of consolidation:

The consolidated financial statements include the accounts of Tootsie Roll Industries, Inc. and its wholly-owned subsidiaries (the Company), which are primarily engaged in the manufacture and sales of candy products. All significant intercompany transactions have been eliminated.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Revenue recognition:

Products are sold to customers based on accepted purchase orders which include quantity, sales price and other relevant terms of sale. Revenue, net of applicable provisions for discounts, returns, allowances and certain advertising and promotional costs, is recognized when products are delivered to customers and collectability is reasonably assured. Shipping and handling costs of $45,850, $43,034, and $38,628 in 2011, 2010 and 2009, respectively, are included in selling, marketing and administrative expenses. Accounts receivable are unsecured. Revenues from a major customer aggregated approximately 23.3%, 21.4% and 22.9% of net product sales during the years ended December 31, 2011, 2010 and 2009, respectively.

### Cash and cash equivalents:

The Company considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

### Investments:

Investments consist of various marketable securities with maturities of generally up to three years. The Company classifies debt and equity securities as either available for sale or trading. Available for sale securities are not actively traded by the Company and are carried at fair value. The Company follows current fair value measurement guidance and unrealized gains and losses on these securities are excluded from earnings and are reported as a separate component of shareholders' equity, net of applicable taxes, until realized or other than temporarily impaired. Trading securities relate to deferred compensation arrangements and are carried at fair value with gains or losses included in other income (expense), net. The Company invests in trading securities to economically hedge changes in its deferred compensation liabilities.

The Company regularly reviews its investments to determine whether a decline in fair value below the cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in other income (expense), net. Further information regarding the fair value of the Company's investments is included in Note 10 to the Consolidated Financial Statements.

### Derivative instruments and hedging activities:

Authoritative guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of derivative instruments and related gains and losses, and disclosures about credit-risk-related contingent features in derivative agreements.

From time to time, the Company enters into commodity futures, commodity options contracts and foreign currency forward contracts. Commodity futures and options are intended and are effective as hedges of market price risks associated with the anticipated purchase of certain raw materials (primarily sugar). Foreign currency forward contracts are intended and are effective as hedges of the Company's exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of products manufactured in Canada and sold in the United States, and periodic equipment purchases from foreign suppliers denominated in a foreign currency. The Company does not engage in trading or other speculative use of derivative instruments. Further information regarding derivative instruments and hedging activities is included in Note 11 to the Consolidated Financial Statements.

### Inventories:

Inventories are stated at cost, not to exceed market. The cost of substantially all of the Company's inventories ($67,339 and $52,863 at December 31, 2011 and 2010, respectively) has been determined by the last-in, first-out (LIFO) method. The excess of current cost over LIFO cost of inventories approximates $24,043 and $19,379 at December 31, 2011 and 2010, respectively. The cost of certain foreign inventories ($4,421 and $3,789 at December 31, 2011 and 2010, respectively) has been determined by the first-in, first-out (FIFO) method. Rebates, discounts and other cash consideration received from vendors related to inventory purchases is reflected as a reduction in the cost of the related inventory item, and is therefore reflected in cost of sales when the related inventory item is sold.

### Property, plant and equipment:

Depreciation is computed for financial reporting purposes by use of the straight-line method based on useful lives of 20 to 35 years for buildings and 5 to 20 years for machinery and equipment. Depreciation expense was $19,229, $18,279 and $17,862 in 2011, 2010 and 2009, respectively.

### Carrying value of long-lived assets:

The Company reviews long-lived assets to determine if there are events or circumstances indicating that the amount of the asset reflected in the Company's balance sheet may not be recoverable. When such indicators are present, the Company compares the carrying value of the long-lived asset, or asset group, to the future undiscounted cash flows of the underlying assets to determine if an impairment exists. If applicable, an impairment charge would be recorded to write down the carrying value to its fair value. The determination of fair value involves the use of estimates of future cash flows that involve considerable management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management's estimates due to changes in business conditions, operating performance, and economic conditions. No impairment charges of long-lived assets were recorded by the Company during 2011, 2010 and 2009.

### Postretirement health care and life insurance benefits:

The Company provides certain postretirement health care and life insurance benefits. The cost of these postretirement benefits is accrued during employees' working careers. The Company also provides split dollar life benefits to certain executive officers. The Company records an asset equal to the cumulative insurance premiums paid that will be recovered upon the death of covered employees or earlier under the terms of the plan. No premiums were paid in 2011, 2010 and 2009.

### Goodwill and intangible assets:

In accordance with authoritative guidance, goodwill and intangible assets with indefinite lives are not amortized, but rather tested for impairment at least annually unless certain interim triggering events or circumstances require more frequent testing. All trademarks have been assessed by management to have indefinite lives because they are expected to generate cash flows indefinitely. The Company has completed its annual impairment testing of its goodwill and trademarks at December 31 of each of the years presented. As of December 31, 2009, management ascertained that certain trademarks were impaired, and recorded a pre-tax charge of $14,000. No impairments of intangibles were recorded in 2011 and 2010.

This determination is made by comparing the carrying value of the asset with its estimated fair value, which is calculated using estimates including discounted projected future cash flows. If the carrying value of goodwill exceeds the fair value, a second step would measure the carrying value and implied fair value of goodwill. Management believes that all assumptions used for the impairment tests are consistent with those utilized by market participants performing similar valuations.

### Income taxes:

Deferred income taxes are recorded and recognized for future tax effects of temporary differences between financial and income tax reporting. The Company records valuation allowances in situations where the realization of deferred tax assets is not more-likely-than-not. Federal income taxes are provided on the portion of income of foreign subsidiaries that is expected to be remitted to the U.S. and become taxable, but not on the portion that is considered to be permanently invested in the foreign subsidiary.

### Foreign currency translation:

The U.S. dollar is used as the functional currency where a substantial portion of the subsidiary's business is indexed to the U.S. dollar or where its manufactured products are principally sold in the U.S. All other foreign subsidiaries use the local currency as their functional currency. Where the U.S. dollar is used as the functional currency, foreign currency remeasurements are recorded as a charge or credit to other income (expense), net in the statement of earnings. Where the foreign local currency is used as the functional currency, translation adjustments are recorded as a separate component of accumulated other comprehensive (loss).

### Equity method investment:

The Company's 50% interest in two foreign companies is accounted for using the equity method. The Company records an increase in its investment to the extent of its share of earnings, and reduces its investment to the extent of losses and dividends received. No dividends were paid in 2011, 2010 and 2009.

As of December 31, 2009, management determined that the fair value of the asset was less than the carrying value. As a result, the Company recorded a pre-tax impairment charge of $4,400 in the fourth quarter 2009, resulting in an adjusted carrying value of $4,961 as of December 31, 2009. The fair value was primarily assessed using the present value of estimated future cash flows. No impairments were recorded in 2011 and 2010.

### Comprehensive earnings:

Comprehensive earnings includes net earnings, foreign currency translation adjustments and unrealized gains/losses on commodity and/or foreign currency hedging contracts, available for sale securities and certain postretirement benefit obligations.

### Earnings per share:

A dual presentation of basic and diluted earnings per share is not required due to the lack of potentially dilutive securities under the Company's simple capital structure. Therefore, all earnings per share amounts represent basic earnings per share.

The Class B Common Stock has essentially the same rights as Common Stock, except that each share of Class B Common Stock has ten votes per share (compared to one vote per share of Common Stock), is not traded on any exchange, is restricted as to transfer and is convertible on a share-for-share basis, at any time and at no cost to the holders, into shares of Common Stock which are traded on the New York Stock Exchange.

### Use of estimates:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported. Estimates are used when accounting for sales discounts, allowances and incentives, product liabilities, assets recorded at fair value, income taxes, depreciation, amortization, employee benefits, contingencies and intangible asset and liability valuations. For instance, in determining the annual post-employment benefit costs, the Company estimates the cost of future health care benefits. Actual results may or may not differ from those estimates.

### Retrospective application of change in accounting principle:

During the fourth quarter of fiscal 2011, the Company changed the method used to compute the LIFO value of its domestic inventories. The change was largely driven by the fact that the Company has made changes in the business model over the last several years to achieve efficiencies in manufacturing, distribution and marketing processes and therefore combined multiple LIFO pools into a single LIFO pool to better reflect these changes. The Company has applied this change retrospectively, adjusting all prior periods presented. The cumulative effect of the change on retained earnings as of January 1, 2009, was a reduction of $174, with offsets to inventories and deferred taxes. For 2010, inventories and deferred income taxes reflect decreases of $2,424 and $878, respectively. For 2010 and 2009, product cost of goods sold increased $1,021 and $1,130, respectively; provision for income taxes decreased $370 and $409, respectively.

### Recent accounting pronouncements:

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS)." ASU 2011-04 represents converged guidance between U.S. GAAP and IFRS resulting in common requirements for measuring fair value and for disclosing information about fair value measurements. This new guidance will be effective for fiscal years beginning after December 15, 2011 and subsequent interim periods. The Company is currently assessing the impact, if any, on the consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, "Presentation of Comprehensive Income." ASU 2011-05 requires the Company to present components of other comprehensive income and of net income in one continuous statement of comprehensive income, or in two separate, but consecutive statements. The option to report other comprehensive income within the statement of equity has been removed. This new presentation of comprehensive income will be effective for fiscal years beginning after December 15, 2011 and subsequent interim periods.

In September 2011, the FASB issued ASU 2011-08, "Testing Goodwill for Impairment". The revised standard is intended to simplify how entities test goodwill for impairment. Under certain circumstances, a two-step impairment test may be unnecessary. The revised standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company currently believes there will be no impact on its consolidated financial statements.

In September 2011, FASB issued ASU 2011-09, "Compensation-Retirement Benefits-Multiemployer Plans" which amends the guidance in ASC 715-80. The amendments in ASU 2011-09 provide additional disclosure requirements for entities which participate in multi-employer pension plans. The purpose of the new disclosures is to provide financial statement users with information about an employer's level of participation in and the financial health of significant plans. The new disclosures are effective for annual periods ending after December 15, 2011. There will be no impact on the Company's consolidated financial statements as the changes relate only to additional disclosures.

## NOTE 2—ACCRUED LIABILITIES:

Accrued liabilities are comprised of the following:

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| Compensation | $ 8,817 | $ 9,750 |
| Other employee benefits | 2,004 | 2,030 |
| Taxes, other than income | 1,954 | 1,966 |
| Advertising and promotions | 20,568 | 20,775 |
| Other | 9,726 | 9,664 |
| | $43,069 | $44,185 |

## NOTE 3—INDUSTRIAL DEVELOPMENT BONDS:

Industrial development bonds are due in 2027. The average floating interest rate was 0.3% and 0.4% in 2011 and 2010, respectively. See Note 10 to the Consolidated Financial Statements for fair value disclosures.

## NOTE 4—INCOME TAXES:

The domestic and foreign components of pretax income are as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Domestic | $56,651 | $59.308 | $68,649 |
| Foreign | 4,261 | 13,760 | (5,600) |
| | $60,912 | $73,068 | $63,049 |

The provision for income taxes is comprised of the following:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Current: | | | |
| Federal | $15,568 | $10,251 | $ 21,836 |
| Foreign | 559 | 806 | 500 |
| State | 863 | 1,455 | 1,665 |
| | 16,990 | 12,512 | 24,001 |
| Deferred: | | | |
| Federal | (1,230) | 5,622 | (432) |
| Foreign | 1,221 | 2,518 | (12,987) |
| State | (7) | (647) | (690) |
| | (16) | 7,493 | (14,109) |
| | $16,974 | $20,005 | $ 9,892 |

Significant components of the Company's net deferred tax liability at year end were as follows:

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| Deferred tax assets: | | |
| Accrued customer promotions | $ 1,920 | $ 1,634 |
| Deferred compensation | 15,593 | 11,602 |
| Postretirement benefits | 9,139 | 6,596 |
| Other accrued expenses | 6,347 | 5,475 |
| Foreign subsidiary tax loss carry forward | 16,406 | 16,582 |
| Tax credit carry forward | 841 | 978 |
| Realized capital losses | 1,349 | — |
| Unrealized capital loss | 6,401 | 6,566 |
| | 57,996 | 49,433 |
| Valuation reserve | (2,190) | (686) |
| Total deferred tax assets | $55,806 | $48,747 |
| Deferred tax liabilities: | | |
| Depreciation | $35,103 | $32,376 |
| Deductible goodwill and trademarks | 38,635 | 35,790 |
| Accrued export company commissions | 4,649 | 4,532 |
| Employee benefit plans | 2,248 | 3,506 |
| Inventory reserves | 1,733 | 1,871 |
| Prepaid insurance | 289 | 377 |
| Accounts receivable | 733 | 624 |
| Deferred gain on sale of real estate | 7,644 | 7,644 |
| Total deferred tax liabilities | $91,034 | $86,720 |
| Net deferred tax liability | $35,228 | $37,973 |

At December 31, 2011, the Company recognized $3,854 of benefits related to capital loss carry forwards. The carry forward losses will begin to expire in 2013. A valuation allowance has been established for the carry forward losses to reduce the future income tax benefits to amounts expected to be realized.

At December 31, 2011 the Company recognized $841 of benefits related to foreign subsidiary tax credit carry forwards. The carry forward credits expire in 2017. A valuation allowance has been established for the carry forward losses to reduce the future income tax benefits to amounts expected to be realized.

At December 31, 2011, the tax benefits of foreign subsidiary tax loss carry forwards expiring by year are as follows: $697 in 2014, $2,672 in 2015, $366 in 2026, $640 in 2027, $6,578 in 2028, $4,681 in 2029 and $772 in 2031.

Certain out of period items have been included in the 2011 provision that are immaterial individually and in the aggregate. The effective income tax rate differs from the statutory rate as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| U.S. statutory rate | 35.0% | 35.0% | 35.0% |
| State income taxes, net | 1.2 | 1.1 | 1.7 |
| Exempt municipal bond interest | (0.5) | (0.4) | (0.7) |
| Foreign tax rates | (0.4) | (2.0) | (4.9) |
| Release of prior period valuation allowances | — | — | (13.3) |
| Qualified domestic production activities deduction | (2.5) | (2.6) | (2.0) |
| Tax credits receivable | (0.4) | (0.2) | (0.4) |
| Adjustment of deferred tax balances | (1.7) | — | — |
| Reserve for uncertain tax benefits | (0.6) | (2.3) | 1.3 |
| Other, net | (2.2) | (1.2) | (1.0) |
| Effective income tax rate | 27.9% | 27.4% | 15.7% |

In connection with the acquisition in 2004 of Concord Confections, a Canadian subsidiary, the Company established an inter-company financing structure which included a loan from the U.S. parent to the Canadian subsidiary. By December of 2006, significant operating losses had accumulated in Canada and management determined that the realization of the net operating loss carry forward benefits was not more-likely-than-not, and provided a full tax valuation allowance. Consistent with relevant accounting guidance, these benefits continued to be reserved through 2008 and through the third quarter of 2009.

In December of 2008, a new U.S./Canada income tax treaty (Treaty) was ratified which effectively denies certain inter-company interest benefits to the U.S. shareholder of a Canadian company. Accordingly, in December of 2009, the Company decided to recapitalize its Canadian operations effective January 1, 2010. During the fourth quarter of 2009, the Company considered all of the evidence and relevant accounting guidance related to this recapitalization and based on reasonable assumptions, the Company concluded that it was more-likely-than-not that it would realize substantially all of the deferred tax assets related to the Canadian net operating loss carry forward benefits because it is expected that sufficient levels of income will be generated in the foreseeable future. As a result, the Company released $8.4 million of prior period valuation allowances and $2.3 million of allowances that were provided through the first nine months of 2009.

The Treaty also introduced a phase out of the withholding tax on payments from Canada to the U.S. allowing the Company to qualify for a zero percent withholding rate in 2010 if certain requirements of the Treaty were met. On January 4, 2010, the Canadian subsidiary repaid accrued interest to its U.S. parent in a manner consistent with these requirements. As a result, $1.5 million of withholding taxes accrued for 2007 and 2008 and through the third quarter of 2009 were released in the fourth quarter of 2009.

The Company has not provided for U.S. federal or foreign withholding taxes on $6,410 and $4,787 of foreign subsidiaries' undistributed earnings as of December 31, 2011 and December 31, 2010, respectively, because such earnings are considered to be permanently reinvested. It is not practicable to determine the amount of income taxes that would be payable upon remittance of the undistributed earnings.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes on the Consolidated Statements of Earnings.

At December 31, 2011 and 2010, the Company had unrecognized tax benefits of $6,804 and $8,138, respectively. Included in this balance is $4,199 and $4,949, respectively, of unrecognized tax benefits that, if recognized, would favorably affect the annual effective income tax rate. As of December 31, 2011 and 2010, $1,541 and $1,697, respectively, of interest and penalties were included in the liability for uncertain tax positions.

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Unrecognized tax benefits at January 1 | **$8,138** | $14,370 | $13,069 |
| Increases in tax positions for the current year | **320** | 632 | 2,661 |
| Reductions in tax positions for lapse of statute of limitations | **(668)** | (1,122) | (514) |
| Reductions in tax positions for withdrawal of positions previously taken | **—** | (5,256) | — |
| Reductions in tax positions for effective settlements | **(986)** | (486) | (846) |
| Unrecognized tax benefits at December 31 | **$6,804** | $ 8,138 | $14,370 |

The Company is subject to taxation in the U.S. and various state and foreign jurisdictions. The Company remains subject to examination by U.S. federal and state and foreign tax authorities for the years 2008 through 2010. With few exceptions, the Company is no longer subject to examinations by tax authorities for the year 2007 and prior.

The Company is currently subject to a U.S. federal examination for tax year 2009. The field work has not yet concluded and the Company is unable to determine the outcome at this time. The Company's Canadian subsidiary is currently subject to examination by the Canada Revenue Agency for tax years 2005 and 2006. The Company is unable to determine the outcome of the examination at this time. In addition, the Company is currently subject to various state tax examinations. One of the state examinations has been effectively settled and the corresponding liability for unrecognized tax benefits has been reduced. Although the Company is unable to determine the ultimate outcome of the ongoing examinations, the Company believes that its liability for uncertain tax positions relating to these jurisdictions for such years is adequate.

Beginning in 2008, statutory income tax rates in Canada will be reduced five percentage points with the final rate reduction coming in 2014. Accordingly in 2009, the Company's Canadian subsidiary has revalued its deferred tax assets and liabilities based on the rate in effect for the year the differences are expected to reverse.

## NOTE 5—SHARE CAPITAL AND CAPITAL IN EXCESS OF PAR VALUE:

| | Common Stock | | Class B Common Stock | | Treasury Stock | | Capital in Excess of Par |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | Value |
| | (000's) | | (000's) | | (000's) | | |
| Balance at January 1, 2009 | 35,658 | $24,762 | 19,357 | $13,442 | (65) | $(1,992) | $470,927 |
| Issuance of 3% stock dividend | 1,064 | 739 | 580 | 403 | (2) | — | 31,396 |
| Conversion of Class B common shares to common shares | 18 | 12 | (18) | (12) | — | — | — |
| Purchase and retirement of common shares | (938) | (651) | — | — | — | — | (20,073) |
| Balance at December 31, 2009 | 35,802 | 24,862 | 19,919 | 13,833 | (67) | (1,992) | 482,250 |
| Issuance of 3% stock dividend | 1,070 | 743 | 597 | 414 | (2) | — | 45,526 |
| Conversion of Class B common shares to common shares | 50 | 35 | (50) | (35) | — | — | — |
| Purchase and retirement of common shares | (865) | (600) | — | — | — | — | (22,281) |
| Balance at December 31, 2010 | 36,057 | 25,040 | 20,466 | 14,212 | (69) | (1,992) | 505,495 |
| Issuance of 3% stock dividend | **1,077** | **748** | **612** | **426** | **(2)** | **—** | **45,880** |
| Conversion of Class B common shares to common shares | **53** | **37** | **(53)** | **(37)** | **—** | **—** | **—** |
| Purchase and retirement of common shares | **(708)** | **(492)** | **—** | **—** | **—** | **—** | **(17,698)** |
| Balance at December 31, 2011 | **36,479** | **$25,333** | **21,025** | **$14,601** | **(71)** | **$(1,992)** | **$533,677** |

Average shares outstanding and all per share amounts included in the financial statements and notes thereto have been adjusted retroactively to reflect annual three percent stock dividends.

While the Company does not have a formal or publicly announced Company Common Stock purchase program, the Company's board of directors periodically authorizes a dollar amount for such share purchases.

Based upon this policy, shares were purchased and retired as follows:

| Year | Total Number of Shares Purchased (000's) | Average Price Paid Per Share |
|---|---|---|
| 2011 | 708 | $25.64 |
| 2010 | 865 | $26.41 |
| 2009 | 938 | $22.05 |

NOTE 6—OTHER INCOME (EXPENSE), NET:

Other income (expense), net is comprised of the following:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Interest and dividend income | $1,087 | $ 879 | $ 1,439 |
| Gains (losses) on trading securities relating to deferred compensation plans | 29 | 3,364 | 4,524 |
| Interest expense | (121) | (142) | (243) |
| Impairment of equity method investment | — | — | (4,400) |
| Equity method investment loss | (194) | (342) | (233) |
| Foreign exchange gains (losses) | 2,098 | 4,090 | 951 |
| Capital gains (losses) | (227) | (28) | (38) |
| Miscellaneous, net | 274 | 537 | 100 |
| | $2,946 | $8,358 | $ 2,100 |

As of December 31, 2009, management determined that the carrying value of an equity method investment was impaired as a result of accumulated losses from operations and review of future expectations. The Company recorded a pre-tax impairment charge of $4,400 resulting in an adjusted carrying value of $4,961 as of December 31, 2009. The fair value was primarily assessed using the present value of estimated future cash flows.

NOTE 7—EMPLOYEE BENEFIT PLANS:

## Pension plans:

The Company sponsors defined contribution pension plans covering certain non-union employees with over one year of credited service. The Company's policy is to fund pension costs accrued based on compensation levels. Total pension expense for 2011, 2010 and 2009 approximated $4,011, $4,196 and $4,178, respectively. The Company also maintains certain profit sharing and retirement savings-investment plans. Company contributions in 2011, 2010 and 2009 to these plans were $1,024, $1,043 and $1,011, respectively.

The Company also contributes to multi-employer defined benefit pension plan for certain of its union employees under a collective bargaining agreement which expires on September 30, 2012, as follows:

Plan name: Bakery and Confectionery Union and Industry International Pension Fund
Employer Identification Number and plan number: 52-6118572, plan number 001
Funded Status as of the most recent year available: 86.51% funded as of January 1, 2010
The Company's contributions to such plan: $2,046, $1,923 and $1,633 in 2011, 2010 and 2009, respectively
Plan status: Not in reorganization and not insolvent as of December 31, 2010

Although the Company has been advised that the plan is currently in an underfunded status, the relative position of each employer associated with the multi-employer plan with respect to the actuarial present value of benefits and net plan assets is not determinable by the Company. The Company's annual contributions do not exceed 5% of total contributions to the Plan.

## Deferred compensation:

The Company sponsors three deferred compensation plans for selected executives and other employees: (i) the Excess Benefit Plan, which restores retirement benefits lost due to IRS limitations on contributions to tax-qualified plans, (ii) the Supplemental Plan, which allows eligible employees to defer the receipt of eligible compensation until designated future dates and (iii) the Career Achievement Plan, which provides a deferred annual incentive award to selected executives. Participants in these plans earn a return on amounts due them based on several investment options, which mirror returns on underlying investments (primarily mutual funds). The Company economically hedges its obligations under the plans by investing in the actual underlying investments. These investments are classified as trading securities and are carried at fair value. At December 31, 2011 and 2010, these investments totaled $41,768 and $38,504, respectively. All gains and losses and related investment income in these investments, which are recorded in other income (expense), net, are equally offset by corresponding increases and decreases in the Company's deferred compensation liabilities.

## Postretirement health care and life insurance benefit plans:

The Company provides certain postretirement health care and life insurance benefits for corporate office and management employees based upon their age, years of service, date of hire and if they agree to contribute a portion of the cost as determined by the Company. The Company has the right to modify or terminate these benefits and does not fund postretirement health care and life insurance benefits in advance of payments for benefit claims. The Company is currently contemplating changes to its postretirement health care and life insurance benefits with the intention of reducing the Company's cost of providing such benefits. These changes are likely to include increasing retiree premium contributions, reducing and eliminating certain benefits, and taking steps to ensure that the Company does not become subject to the excise tax on high value coverage instituted by the Patient Protection and Affordability Act. The Company is not presently able to determine the effects of such changes on its financial statements.

Amounts recognized in accumulated other comprehensive loss (pre-tax) at December 31, 2011 are as follows:

| | |
|---|---|
| Prior service credit | $ (626) |
| Net actuarial loss | 8,255 |
| Net amount recognized in accumulated other comprehensive loss | $7,629 |

The estimated actuarial loss and prior service credit to be amortized from accumulated other comprehensive income into net periodic benefit cost during 2012 are $1,146 and $(125), respectively.

The changes in the accumulated postretirement benefit obligation at December 31, 2011 and 2010 consist of the following:

| | December 31 | |
|---|---|---|
| | 2011 | 2010 |
| Benefit obligation, beginning of year | $20,689 | $16,674 |
| Service cost | 831 | 696 |
| Interest cost | 1,117 | 958 |
| Actuarial loss | 3,898 | 2,714 |
| Benefits paid | (427) | (353) |
| Benefit obligation, end of year | $26,108 | $20,689 |

Net periodic postretirement benefit cost included the following components:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Service cost—benefits attributed to service during the period | $ 831 | $ 696 | $ 704 |
| Interest cost on the accumulated postretirement benefit obligation | 1,117 | 958 | 853 |
| Net amortization | 501 | 128 | 140 |
| Net periodic postretirement benefit cost | $2,449 | $1,782 | $1,697 |

For measurement purposes, the 2012 annual rate of increase in the per capita cost of covered health care benefits was assumed to be 8.2% for pre-age 65 retirees, post 65 retirees and for prescription drugs; these rates were assumed to decrease gradually to 5.0% for 2019 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 4.31% and 5.47% at December 31, 2011 and 2010, respectively.

Increasing or decreasing the health care trend rates by one percentage point in each year would have the following effect:

| | 1% Increase | 1% Decrease |
|---|---|---|
| Postretirement benefit obligation | $6,247 | $(4,277) |
| Total of service and interest cost components | $ 484 | $ (320) |

The Company estimates future benefit payments will be $574, $710, $882, $993 and $1,095 in 2012 through 2016, respectively, and a total of $7,002 in 2017 through 2020. The future benefit payments are net of the annual Medicare Part D subsidy of approximately $1,094 beginning in 2012.

NOTE 8—COMMITMENTS:

Rental expense aggregated $1,042, $1,152 and $1,180 in 2011, 2010 and 2009, respectively. Future operating lease commitments are not significant.

NOTE 9—SEGMENT AND GEOGRAPHIC INFORMATION:

The Company operates as a single reportable segment encompassing the manufacture and sale of confectionery products. Its principal manufacturing operations are located in the United States and Canada, and its principal market is the United States. The Company also manufactures and sells confectionery products in Mexico, and exports products to Canada and other countries worldwide.

The following geographic data includes net product sales summarized on the basis of the customer location and long-lived assets based on their physical location:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Net product sales: | | | |
| United States | $487,185 | $471,714 | $455,517 |
| Foreign | 41,184 | 45,435 | 40,075 |
| | $528,369 | $517,149 | $495,592 |
| Long-lived assets: | | | |
| United States | $170,173 | $172,087 | $176,044 |
| Foreign | 41,989 | 43,405 | 44,677 |
| | $212,162 | $215,492 | $220,721 |

NOTE 10—FAIR VALUE MEASUREMENTS:

Current accounting guidance defines fair value as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Guidance requires disclosure of the extent to which fair value is used to measure financial assets and liabilities, the inputs utilized in calculating valuation measurements, and the effect of the measurement of significant unobservable inputs on earnings, or changes in net assets, as of the measurement date. Guidance establishes a three-level valuation hierarchy based upon the transparency of inputs utilized in the measurement and valuation of financial assets or liabilities as of the measurement date. Level 1 inputs include quoted prices for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and observable inputs such as interest rates, foreign currency exchange rates, commodity rates and yield curves. Level 3 inputs are not observable in the market and include management's own judgments about the assumptions market participants would use in pricing the asset or liability. The use of observable and unobservable inputs is reflected in the hierarchy assessment disclosed in the table below.

As of December 31, 2011 and 2010, the Company held certain financial assets that are required to be measured at fair value on a recurring basis. These included derivative hedging instruments related to the foreign currency forward contracts and purchase of certain raw materials, investments in trading securities and available for sale securities, including an auction rate security (ARS). The Company's available for sale and trading securities principally consist of municipal bonds and mutual funds that are publicly traded.

The following tables present information about the Company's financial assets measured at fair value as of December 31, 2011 and 2010, and indicate the fair value hierarchy and the valuation techniques utilized by the Company to determine such fair value:

| | Estimated Fair Value December 31, 2011 | | | |
|---|---|---|---|---|
| | Total | Input Levels Used | | |
| | Fair Value | Level 1 | Level 2 | Level 3 |
| Cash and equivalents | $ 78,612 | $ 78,612 | $ — | $ — |
| Auction rate security | 7,453 | — | — | 7,453 |
| Available-for-sale securities, excluding the auction rate security | 57,835 | — | 57,835 | — |
| Foreign currency forward contracts | 205 | — | 205 | — |
| Commodity futures contracts | 203 | 203 | — | — |
| Commodity options contracts | — | — | — | — |
| Trading securities | 41,768 | 41,768 | — | — |
| Total assets measured at fair value | $186,076 | $120,583 | $58,040 | $7,453 |

| | Estimated Fair Value December 31, 2010 | | | |
|---|---|---|---|---|
| | Total | Input Levels Used | | |
| | Fair Value | Level 1 | Level 2 | Level 3 |
| Cash and equivalents | $115,976 | $115,976 | $ — | $ — |
| Auction rate security | 6,775 | — | — | 6,775 |
| Available-for-sale securities, excluding the auction rate security | 27,178 | — | 27,178 | — |
| Foreign currency forward contracts | 942 | — | 942 | — |
| Commodity futures contracts | 2,310 | 2,310 | — | — |
| Commodity options contracts | 5,369 | 5,369 | — | — |
| Trading securities | 38,504 | 38,504 | — | — |
| Total assets measured at fair value | $197,054 | $162,159 | $28,120 | $6,775 |

Available for sale securities which utilize Level 2 inputs consist primarily of municipal bonds, which are valued based on quoted market prices or alternative pricing sources with reasonable levels of price transparency.

A summary of the aggregate fair value, gross unrealized gains, gross unrealized losses, realized losses and amortized cost basis of the Company's investment portfolio by major security type is as follows:

| | December 31, 2011 | | | | |
|---|---|---|---|---|---|
| | Amortized | Fair | Unrealized | | Realized |
| Available for Sale: | Cost | Value | Gains | Losses | Losses |
| Auction rate security | $ 8,410 | $ 7,453 | $ — | $ (957) | $— |
| Municipal bonds | 57,389 | 57,791 | 402 | — | — |
| Mutual funds | 45 | 44 | — | (1) | — |
| | $65,844 | $65,288 | $402 | $ (958) | $— |

| | December 31, 2010 | | | | |
|---|---|---|---|---|---|
| | Amortized | Fair | Unrealized | | Realized |
| Available for Sale: | Cost | Value | Gains | Losses | Losses |
| Auction rate security | $ 8,410 | $ 6,775 | $ — | $(1,635) | $— |
| Municipal bonds | 27,073 | 27,122 | 49 | — | — |
| Mutual funds | 56 | 56 | — | — | — |
| | $35,539 | $33,953 | $ 49 | $(1,635) | $— |

As of December 31, 2011, the Company's long-term investments included an auction rate security, Jefferson County Alabama Sewer Revenue Refunding Warrants, reported at a fair value of $7,453, after reflecting a $5,140 other-than-temporary impairment and a $957 temporary, as defined, decline in market value against its $13,550 par value. This other-than-temporary impairment was recorded in other income (expense), net in 2008. In 2008, this auction rate security was determined to be other-than-temporarily impaired due to the duration and severity of the decline in fair value. The Company estimated the fair value of this auction rate security utilizing a valuation model with Level 3 inputs.

This valuation model considered, among other items, the credit risk of the collateral underlying the auction rate security, the credit risk of the bond insurer, interest rates, and the amount and timing of expected future cash flows including the Company's assumption about the market expectation of the next successful auction. See also the Management's Discussion and Analysis of Financial Condition and Results of Operations regarding Jefferson County auction rate security.

The Company classified this auction rate security as non-current and has included it in long-term investments on the Consolidated Statements of Financial Position at December 31, 2011 and 2010 because the Company believes that the current condition of the auction rate security market may take more than twelve months to improve.

The following table presents additional information about the Company's financial instruments (all ARS) measured at fair value on a recurring basis using Level 3 inputs at December 31, 2011 and 2010:

| | 2011 | 2010 |
|---|---|---|
| Balance at January 1 | $6,775 | $7,710 |
| Unrealized loss recognized in other comprehensive loss | 678 | (935) |
| Balance at December 31 | $7,453 | $6,775 |

The $7,500 carrying amount of the Company's industrial revenue development bonds at December 31, 2011 and 2010 approximates its estimated fair value as the bonds have a floating interest rate.

In addition to assets and liabilities that are recorded at fair value on a recurring basis, guidance requires the Company to record assets and liabilities at fair value on a nonrecurring basis generally as a result of impairment charges. Assets measured at fair value on a nonrecurring basis during 2009 are summarized below:

| | Twelve Months Ended December 31, 2009 | | | | | |
|---|---|---|---|---|---|---|
| | Pre-Impairment Cost Basis | 2009 Impairment Charge | New Cost Basis | Level Used to Determine New Cost Basis | | |
| | | | | Level 1 | Level 2 | Level 3 |
| Equity method investment | $ 9,361 | $ 4,400 | $ 4,961 | $— | $— | $ 4,961 |
| Trademarks | 189,024 | 14,000 | 175,024 | — | — | 175,024 |
| Total | $198,385 | $18,400 | $179,985 | $— | $— | $179,985 |

As discussed in Note 6, during the fourth quarter of 2009 the Company recognized an impairment of $4,400 in an equity method investment based on Level 3 inputs.

As discussed in Note 13, during the fourth quarter of 2009 the Company recognized a trademark impairment of $14,000 based on Level 3 inputs.

## NOTE 11—DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:

From time to time, the Company uses derivative instruments, including foreign currency forward contracts, commodity futures contracts and commodity option contracts, to manage its exposures to foreign exchange and commodity prices. Commodity futures contracts and most commodity option contracts are intended and effective as hedges of market price risks associated with the anticipated purchase of certain raw materials (primarily sugar). Foreign currency forward contracts are intended and effective as hedges of the Company's exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of products manufactured in Canada and sold in the United States, and periodic equipment purchases from foreign suppliers denominated in a foreign currency. The Company does not engage in trading or other speculative use of derivative instruments.

The Company recognizes all derivative instruments as either assets or liabilities at fair value in the Consolidated Statements of Financial Position. Derivative assets are recorded in other receivables and derivative liabilities are recorded in accrued liabilities. The Company uses either hedge accounting or mark-to-market accounting for its derivative instruments. Derivatives that qualify for hedge accounting are designated as cash flow hedges by formally documenting the hedge relationships, including identification of the hedging instruments, the hedged items and other critical terms, as well as the Company's risk management objectives and strategies for undertaking the hedge transaction.

Changes in the fair value of the Company's cash flow hedges are recorded in accumulated other comprehensive loss, net of tax, and are reclassified to earnings in the periods in which earnings are affected by the hedged item. Substantially all amounts reported in accumulated other comprehensive loss for commodity derivatives are expected to be reclassified to cost of goods sold. Substantially all amounts reported in accumulated other comprehensive loss for foreign currency derivatives are expected to be reclassified to other income (expense), net.

The following table summarizes the Company's outstanding derivative contracts and their effects on its Consolidated Statements of Financial Position at December 31, 2011 and 2010:

| | December 31, 2011 | | |
|---|---|---|---|
| | Notional Amounts | Assets | Liabilities |
| Derivatives designated as hedging instruments: | | | |
| Foreign currency forward contracts | $13,044 | $ 205 | $ — |
| Commodity futures contracts | 4,557 | 341 | (138) |
| Commodity option contracts | — | — | — |
| Total derivatives | | $ 546 | $(138) |

| | December 31, 2010 | | |
|---|---|---|---|
| | Notional Amounts | Assets | Liabilities |
| Derivatives designated as hedging instruments: | | | |
| Foreign currency forward contracts | $ 3,572 | $ 942 | $ — |
| Commodity futures contracts | 4,407 | 2,310 | — |
| Commodity option contracts | 10,344 | 5,481 | (112) |
| Total derivatives | | $8,733 | $(112) |

The effects of derivative instruments on the Company's Consolidated Statement of Earnings, Comprehensive Earnings and Retained Earnings for years ended December 31, 2011 and 2010 are as follows:

| | For Year Ended December 31, 2011 | | |
|---|---|---|---|
| | Gain (Loss) Recognized in OCI | Gain (Loss) Reclassified from Accumulated OCI into Earnings | Gain (Loss) on Amount Excluded from Effectiveness Testing Recognized in Earnings |
| Foreign currency forward contracts | $ 317 | $1,054 | $— |
| Commodity futures contracts | 4,674 | 6,782 | — |
| Commodity option contracts | (5,388) | (305) | — |
| Total | $ (397) | $7,531 | $— |

| | For Year Ended December 31, 2010 | | |
|---|---|---|---|
| | Gain (Loss) Recognized in OCI | Gain (Loss) Reclassified from Accumulated OCI into Earnings | Gain (Loss) on Amount Excluded from Effectiveness Testing Recognized in Earnings |
| Foreign currency forward contracts | $ 467 | $3,199 | $— |
| Commodity futures contracts | 2,120 | (191) | — |
| Commodity option contracts | 4,726 | (357) | — |
| Total | $ 7,313 | $2,651 | $— |

For the years ended December 31, 2011 and 2010, the Company recognized a loss of $0 and $1,613 in earnings, respectively, related to mark-to-market accounting for certain commodity option contracts.

## NOTE 12—COMPREHENSIVE EARNINGS (LOSS):

The following table sets forth information with respect to accumulated other comprehensive earnings (loss):

| | Foreign Currency Translation Adjustment | Unrealized Gain (Loss) on Investments | Unrealized Gain (Loss) on Derivatives | Unrealized Gain (Loss) on Postretirement and Pension Benefits | Accumulated Other Comprehensive Earnings (Loss) |
|---|---|---|---|---|---|
| Balance at January 1, 2009 | $(14,292) | $ 191 | $ 220 | $(1,360) | $(15,241) |
| Unrealized gains (losses) | 1,183 | (709) | 4,341 | 109 | 4,924 |
| (Gains) losses reclassified to net earnings | — | — | (1,015) | — | (1,015) |
| Tax effect | (118) | 263 | (1,232) | 23 | (1,064) |
| Net of tax amount | 1,065 | (446) | 2,094 | 132 | 2,845 |
| Balance at December 31, 2009 | (13,227) | (255) | 2,314 | (1,228) | (12,396) |
| Unrealized gains (losses) | 856 | (1,179) | 7,313 | (3,007) | 3,983 |
| (Gains) losses reclassified to net earnings | — | — | (2,651) | — | (2,651) |
| Tax effect | 135 | 435 | (1,724) | 1,005 | (149) |
| Net of tax amount | 991 | (744) | 2,938 | (2,002) | 1,183 |
| Balance at December 31, 2010 | (12,236) | (999) | 5,252 | (3,230) | (11,213) |
| Unrealized gains (losses) | (2,496) | 1,030 | (397) | (3,092) | (4,955) |
| (Gains) losses reclassified to net earnings | — | — | (7,531) | — | (7,531) |
| Tax effect | 46 | (382) | 2,933 | 1,149 | 3,746 |
| Net of tax amount | (2,450) | 648 | (4,995) | (1,943) | (8,740) |
| Balance at December 31, 2011 | $(14,686) | $ (351) | $ 257 | $(5,173) | $(19,953) |

## NOTE 13—GOODWILL AND INTANGIBLE ASSETS:

All of the Company's intangible indefinite-lived assets are trademarks.

The changes in the carrying amount of trademarks for 2011 and 2010 were as follows:

| | 2011 | 2010 |
|---|---|---|
| Original cost | $193,767 | $193,767 |
| Accumulated impairment losses as of January 1 | (18,743) | (18,743) |
| Balance at January 1 | $175,024 | $175,024 |
| Current year impairment losses | — | — |
| Balance at December 31 | $175,024 | $175,024 |
| Accumulated impairment losses as of December 31 | $ (18,743) | $ (18,743) |

As of December 31, 2009, management ascertained certain trademarks were impaired, and recorded a pre-tax charge of $14,000. The principal driver of this impairment charge was an increase in the discount rate required by market participants. The fair value of indefinite-lived intangible assets was primarily assessed using the present value of estimated future cash flows.

The Company has no accumulated impairment losses of goodwill.

# *Report of Independent Registered Public Accounting Firm*

To the Board of Directors and Shareholders of Tootsie Roll Industries, Inc.:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of earnings, comprehensive earnings and retained earnings, and of cash flows present fairly, in all material respects, the financial position of Tootsie Roll Industries, Inc. and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting on page 27 of the 2011 Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for LIFO inventories in 2011.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Chicago, IL
February 29, 2012

# Performance Graph

The following performance graph compares the cumulative total shareholder return on the Company's Common Stock for a five-year period (December 31, 2006 to December 31, 2011) with the cumulative total return of Standard & Poor's 500 Stock Index ("S&P 500") and the Dow Jones Industry Food Index ("Peer Group," which includes the Company), assuming (i) $100 invested on December 31 of the first year of the chart in each of the Company's Common Stock, S&P 500 and the Dow Jones Industry Food Index and (ii) the reinvestment of dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN



$140
$120
$100
$80
$60
$40
$20
$0


| | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|
| ——— TR | $100.00 | $87.39 | $85.13 | $95.08 | $104.87 | $89.34 |
| – – – DJ | $100.00 | $107.46 | $80.58 | $95.96 | $107.08 | $120.66 |
| · · · · S&P | $100.00 | $105.49 | $66.46 | $84.05 | $96.71 | $98.75 |

# Management's Report on Internal Control Over Financial Reporting

The management of Tootsie Roll Industries, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 (SEC) Rule 13a-15(f). Our management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2011 as required by SEC Rule 13a-15(c). In making this assessment, we used the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Based on our evaluation under the COSO criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page 26.

Tootsie Roll Industries, Inc.

Chicago, Illinois
February 29, 2012

# *Quarterly Financial Data (Unaudited)*

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

(Thousands of dollars except per share data)

| 2011 | First | Second | Third | Fourth | Year |
|---|---|---|---|---|---|
| Net product sales | $108,323 | $104,884 | $186,784 | $128,378 | $528,369 |
| Product gross margin | 34,799 | 33,898 | 54,554 | 39,893 | 163,144 |
| Net earnings | 8,330 | 6,486 | 18,855 | 10,267 | 43,938 |
| Net earnings per share | 0.14 | 0.11 | 0.33 | 0.18 | 0.76 |
| **2010** | | | | | |
| Net product sales | $103,244 | $105,026 | $191,045 | $117,834 | $517,149 |
| Product gross margin | 34,909 | 35,450 | 61,649 | 35,807 | 167,815 |
| Net earnings | 9,068 | 8,309 | 26,245 | 9,441 | 53,063 |
| Net earnings per share | 0.15 | 0.14 | 0.45 | 0.16 | 0.90 |

The results for the quarters presented reflect the retrospective application of a change in accounting principle for inventory valuation and the related effects on product gross margin, net earnings and net earnings per share as discussed in Note 1 to the Consolidated Financial Statements. Product gross margin reflects increases (decreases) of $517, $504, and $811 for the three quarters of 2011 and $(212), $ (216), $(375) and $(218) for the four quarters of 2010. Net earnings reflect increases (decreases) $330, $ 321, and $517 for the three quarters of 2011 and $(136), $(138), $(239) and $(138) for four quarters of 2010. Net earnings per share increased .01 per share for the third quarter of 2011 and decreased .01 per share for the first quarter of 2010. All other quarters remain unchanged as reported.

Net earnings per share is based upon average outstanding shares as adjusted for 3% stock dividends issued during the second quarter of each year and revision of net earnings as discussed above. The sum of the per share amounts may not equal annual amounts due to rounding.

2011-2010 QUARTERLY SUMMARY OF TOOTSIE ROLL INDUSTRIES, INC. STOCK PRICES AND DIVIDENDS PER SHARE

STOCK PRICES*

| | 2011 | | 2010 | |
|---|---|---|---|---|
| | **High** | **Low** | High | Low |
| 1st Qtr | **$29.45** | **$27.06** | $28.24 | $25.88 |
| 2nd Qtr | **$29.68** | **$27.78** | $28.04 | $23.65 |
| 3rd Qtr | **$29.80** | **$23.52** | $25.95 | $23.34 |
| 4th Qtr | **$25.95** | **$22.85** | $29.84 | $24.64 |

*NYSE - Closing Price

Estimated Number of shareholders at February 2012:

| | |
|---|---|
| Common Stock | 18,000 |
| Class B Common Stock | 5,000 |

DIVIDENDS

| | **2011** | 2010 |
|---|---|---|
| 1st Qtr | **$.08** | $.08 |
| 2nd Qtr | **$.08** | $.08 |
| 3rd Qtr | **$.08** | $.08 |
| 4th Qtr | **$.08** | $.08 |

NOTE: In addition to the above cash dividends, a 3% stock dividend was issued on April 7, 2011 and April 8, 2010. Cash dividends are restated to reflect 3% stock dividends.

# *Five Year Summary of Earnings and Financial Highlights*

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

(Thousands of dollars except per share, percentage and ratio figures)

| (See management's comments starting on page 5) | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| **Sales and Earnings Data (2)(3)(4)(5)** | | | | | |
| Net product sales | $528,369 | $517,149 | $495,592 | $492,051 | $492,742 |
| Product gross margin | 163,144 | 167,815 | 175,817 | 158,055 | 165,456 |
| Interest expense | 121 | 142 | 243 | 378 | 535 |
| Provision for income taxes | 16,974 | 20,005 | 9,892 | 16,347 | 25,401 |
| Net earnings | 43,938 | 53,063 | 53,157 | 38,880 | 52,175 |
| % of net product sales | 8.3% | 10.3% | 10.7% | 7.9% | 10.6% |
| % of shareholders' equity | 6.6% | 8.0% | 8.1% | 6.1% | 8.1% |
| **Per Common Share Data (1)(3)(4)(5)** | | | | | |
| Net earnings | $ 0.76 | $ 0.90 | $ 0.89 | $ 0.65 | $ 0.85 |
| Cash dividends declared | 0.32 | 0.32 | 0.32 | 0.32 | 0.32 |
| Stock dividends | 3% | 3% | 3% | 3% | 3% |
| **Additional Financial Data (1)(2)(3)(4)(5)** | | | | | |
| Working capital | $153,846 | $176,662 | $154,409 | $129,694 | $142,163 |
| Net cash provided by operating activities | 50,390 | 82,805 | 76,994 | 57,533 | 90,148 |
| Net cash provided by (used in) investing activities | (51,157) | (16,808) | (16,364) | (7,565) | (43,429) |
| Net cash used in financing activities | (36,597) | (41,011) | (38,548) | (38,666) | (44,842) |
| Property, plant & equipment additions | 16,351 | 12,813 | 20,831 | 34,355 | 14,767 |
| Net property, plant & equipment | 212,162 | 215,492 | 220,721 | 217,628 | 201,401 |
| Total assets | 857,856 | 857,959 | 836,844 | 813,252 | 813,134 |
| Long-term debt | 7,500 | 7,500 | 7,500 | 7,500 | 7,500 |
| Shareholders' equity | 665,935 | 667,408 | 654,244 | 636,847 | 640,204 |
| Average shares outstanding | 57,892 | 58,685 | 59,425 | 60,152 | 61,580 |

(1) Per Common share data and average shares outstanding adjusted for annual 3% stock dividends .
(2) Certain reclassifications have been made to prior year numbers to conform to current year presentation.
(3) The 2009 data included the release of tax valuation allowances, charges related to the impairment of an equity method investment and impairment charges related to certain trademarks as discussed in Notes 4, 6 and 13 to the Consolidated Financial Statements, respectively.
(4) The 2008 data included a charge for the other-than-temporary impairment of an ARS. Further information is included in Note 10 to the Consolidated Financial Statements.
(5) Reflects the increase (decrease) retrospective application of a change in accounting principle for inventory valuation for the following:

| | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|
| Product gross margin | $(1,021) | $(1,130) | $(682) | $ 409 |
| Provision for income taxes | (370) | (409) | (247) | 148 |
| Net earnings | (651) | (721) | (435) | 261 |
| Net earnings per share | (0.02) | (0.02) | — | 0.01 |
| Working capital | (2,424) | (1,403) | (273) | 409 |
| Total assets | (2,424) | (1,403) | (273) | 409 |
| Shareholders' equity | (1,546) | (895) | (174) | 261 |

# Board of Directors

| | |
|---|---|
| Melvin J. Gordon(1) | Chairman of the Board and Chief Executive Officer |
| Ellen R. Gordon(1) | President and Chief Operating Officer |
| Barre A. Seibert(2)(3) | Retired First Vice President, Washington Mutual Bank |
| Lana Jane Lewis-Brent(2)(3) | President, Paul Brent Designer, Inc., an art publishing, design and licensing company |
| Richard P. Bergeman(2)(3) | Retired Senior Vice President, Bestfoods |

(1)Executive Committee (2)Audit Committee (3)Compensation Committee

# Officers

| | |
|---|---|
| Melvin J. Gordon | Chairman of the Board and Chief Executive Officer |
| Ellen R. Gordon | President and Chief Operating Officer |
| G. Howard Ember, Jr. | Vice President, Finance & Chief Financial Officer |
| John W. Newlin, Jr. | Vice President, Manufacturing |
| Thomas E. Corr | Vice President, Marketing & Sales |
| John P. Majors | Vice President, Physical Distribution |
| Barry P. Bowen | Treasurer & Assistant Secretary |
| Richard F. Berezewski | Controller |

# Offices, Plants

| | |
|---|---|
| Executive Offices | 7401 S. Cicero Ave.<br>Chicago, Illinois 60629<br>www.tootsie.com |
| Plants/Warehouses | Illinois<br>Tennessee<br>Massachusetts<br>Pennsylvania<br>Wisconsin<br>Ontario, Canada<br>Mexico City, Mexico |
| Foreign Sales Offices | Mexico City, Mexico<br>Ontario, Canada |

# Subsidiaries

Andes Candies L.P.
Andes Manufacturing LLC
Andes Services LLC
C.C.L.P., INC.
C.G.P., INC.
Cambridge Brands Manufacturing, Inc.
Cambridge Brands Services, Inc.
Cambridge Brands, Inc.
Cella's Confections, Inc.
Charms LLC
Concord (GP) Inc.
Concord Canada Holdings ULC
Concord Confections Holdings USA, Inc.
Concord Partners LP
JT Company, Inc.
The Sweets Mix Company, Inc.
Tootsie Roll Company, Inc.
Tootsie Roll Industries, LLC
Tootsie Roll Management, Inc.
Tootsie Roll Mfg., LLC
Tootsie Roll of Canada, ULC
Tootsie Roll Worldwide, Ltd.
Tootsie Rolls—Latin America
TRI de Latinoamerica S.A. de C.V.
TRI Finance, Inc.
TRI International, Inc.
TRI Sales Co.
TRI-Mass, Inc.
Tutsi S.A. de C.V.
World Trade & Marketing Ltd.

# Other Information

| | |
|---|---|
| Stock Exchange | New York Stock Exchange, Inc.<br>(Since 1922) |
| Stock Identification | Ticker Symbol: TR<br>CUSIP No. 890516 10-7 |
| Stock Transfer Agent and Stock Registrar | American Stock Transfer and Trust Company<br>Operations Center<br>6201 15th Avenue<br>Brooklyn, NY 11219<br>1-800-710-0932<br>www.amstock.com |
| Independent Registered Public Accounting Firm | PricewaterhouseCoopers LLP<br>One North Wacker<br>Chicago, IL 60606 |
| General Counsel | Becker Ross, LLP<br>317 Madison Avenue<br>New York, NY 10017 |
| Annual Meeting | May 7, 2012<br>Mutual Building, Room 1200<br>909 East Main Street<br>Richmond, VA 23219 |

TR Listed NYSE THE NEW YORK STOCK EXCHANGE

Printed on recycled paper.

# Tootsie Roll Industries, Inc.



Tootsie Roll
CHARMS
DOTS
Tootsie Roll
Junior Mints
CHARLESTON CHEW
Junior Caramels
CHILD'S PLAY
Funtastic Tootsie Roll Favorites
ORIGINAL
DUBBLE BUBBLE
Cella's
NIK-L-NIP
Andes


# Annual Report 2011